Execution Version

ASSET PURCHASE AGREEMENT

AMONG

EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A.,

WESTERN WIRELESS INTERNATIONAL BOLIVIA LLC,

SERVICIOS DE ALQUILERES PHOENIXTOWER S.A.,

PTI BOLIVIA II, LLC, AND

PTI BOLIVIA ISSUER, LLC

DATED AS OF FEBRUARY 14, 2019

SECTION 11.16	Interpretation.	72
SECTION 11.17	Language	72
SECTION 11.18	Buyer Guarantor Guarantee.	72

SCHEDULES (OTHER THAN DISCLOSURE SCHEDULES)

Schedule 1	Portfolio Site Information List
Schedule 2	Signing Site Designations List
Schedule 4.4	Exception Site Conditions
Schedule 11.4	Notice Parties

EXHIBITS

ASSET PURCHASE AGREEMENT

            This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 14, 2019 (the “Signing Date”), is among Western Wireless International Bolivia LLC, a Delaware corporation (“Seller Parent”), Empresa de Telecomunicaciones Nuevatel PCS de Bolivia S.A., a Bolivian sociedad anónima and a direct or indirect subsidiary of Seller Parent (“Seller” and, together with Seller Parent, the “Seller Parties” and, individually, each a “Seller Party”), PTI Bolivia II, LLC, a Delaware limited liability company (“Buyer Parent”), Servicios de Alquileres Phoenix Tower S.A., a Bolivian sociedad anónima and a direct or indirect subsidiary of Buyer Parent (“Buyer” and, together with Buyer Parent, the “Buyer Parties” and, individually, each a “Buyer Party”), and, solely for purposes of Section 11.18, PTI Bolivia Issuer, LLC, a Delaware limited liability company (“Buyer Guarantor”). Each of the Seller Parties, Buyer Parties, and Buyer Guarantor may hereafter be referred to as a “Party” and, collectively, as the “Parties”. Initially capitalized terms used and not defined in this Agreement have the meanings ascribed to them in Article 1.

RECITALS

A.	Seller operates the Portfolio Sites, which consist of 633 telecommunication tower sites located throughout Bolivia.

B.

Buyer desires to purchase and acquire the Included Property of the Sale Sites or otherwise operate and manage the Sale Sites, in each case, on the terms and subject to the conditions set forth in this Agreement and the Collateral Agreements.

C.	At the Initial Closing, upon the terms and subject to the conditions set forth in this Agreement:

(i)

Seller will cause to be contributed, conveyed, assigned, transferred and delivered to Buyer all of Seller’s right, title and interest in, to and under the Included Property of each Assignable Site pursuant to a Transfer Agreement and such other documents (including a Deed for each applicable Owned Site) as may be reasonably necessary to effectuate such transfer under applicable Law;

(ii)

the Buyer Parties and the Seller Parties will enter into a master lease-back agreement for the Sale Sites (as amended, modified, and supplemented from time to time, the “MLA”), substantially in the form attached as Exhibit A hereto, pursuant to which Buyer will: (a) lease to Seller the Seller Collocation Space at the Assignable Sites; and (b) reserve and make the Seller Collocation Space at each Managed Site available for the exclusive use and possession of Seller until such time as such Managed Site becomes an Assignable Site;

(iii)

the Buyer Parties and the Seller Parties will enter into a management agreement (as amended, modified, and supplemented from time to time, the “Management Agreement”), substantially in the form attached as Exhibit B hereto, pursuant to which Seller will grant to Buyer the right to operate each Managed Site (including the Included Property thereof) until such time as such Managed Site becomes an Assignable Site; and

(iv)

the Buyer Parties and the Seller Parties will enter into a Transition Services Agreement (as amended, modified, and supplemented from time to time, the “Transition Services Agreement”), substantially in the form attached as Exhibit C hereto, pursuant to which Seller will provide certain services to Buyer for a transition period following the Initial Closing.

E.	At each Subsequent Closing, upon the terms and subject to the conditions set forth in this Agreement:

(i)

Seller will cause to be contributed, conveyed, assigned, transferred and delivered to Buyer all of Seller’s right, title and interest in, to and under the Included Property of each Portfolio Site that became an Assignable Site after the prior Closing (including any such Portfolio Site that was a Managed Site in the prior Closing) pursuant to a Transfer Agreement and such other documents (including a Deed for each applicable Owned Site) as may be reasonably necessary to effectuate such transfer under applicable Law;

(ii)	the Buyer Parties and the Seller Parties will enter into, among others:

(a)

an amendment to the MLA, pursuant to which, among other things: (1) Buyer will: (x) rent to Seller the Seller Collocation Space at the Assignable Sites included in such Subsequent Closing; and (y) reserve and make the Seller Collocation Space at each Managed Site included in such Subsequent Closing available for the exclusive use and possession of Seller until such time as such Managed Site becomes an Assignable Site; and (2) the MLA will be revised to reflect the conversion of any Managed Sites to Assignable Sites in connection with such Subsequent Closing;

(b)

an amendment to the Management Agreement, pursuant to which, among other things: (1) Seller will grant to Buyer the right to operate each Managed Site (including the Included Property thereof) that was not included in a prior Closing until such time as such Managed Site becomes an Assignable Site; and (2) the Management Agreement will be terminated with respect to any Managed Sites that were converted to Assignable Sites in connection with such Subsequent Closing; and

(c)

an amendment to the Transition Services Agreement, pursuant to which, among other things, the Portfolio Sites included in such Subsequent Closing will become subject to the Transition Services Agreement.

AGREEMENT

            In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

            SECTION 1.1        Certain Defined Terms.

            As used in this Agreement, in addition to the terms defined elsewhere herein, the following terms shall have the following respective meanings when used in this Agreement with initial capital letters.

                   “Accounts Payable” means all Liabilities arising out of the operation, use or occupancy of the Included Property of any Sale Site in the ordinary course of business that would be shown as current accounts payable on a combined balance sheet for the Sales Sites prepared in accordance with GAAP, as of immediately prior to the applicable Closing Date for such Sale Site. Accounts Payable does not include (i) Liabilities which any Party or any party to any Collateral Agreement has agreed to pay or perform pursuant to this Agreement (other than Section 2.8) or such Collateral Agreement or (ii) payables and expenses in respect of events and for periods and portions thereof on and subsequent to the Closing Date for such Sale Site.

                   “Accounts Receivable” means all receivables arising out of the operation, use or occupancy of the Included Property of a Sale Site in the ordinary course of business that would be shown as current accounts receivable on a combined balance sheet for the Sales Sites prepared in accordance with GAAP, as of immediately prior to the applicable Closing Date for such Sale Site or, for purposes of Section 5.13(b), the date specified therein.

                   “Affiliate” (and, with a correlative meaning, “Affiliated”) means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this definition, “control” means the beneficial ownership (as such term is defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% or more of the voting interests of the Person.

                   “Aggregate Proposed Closing Consideration” means an amount equal to $116,142,314, which amount includes the applicable VAT and is the aggregate sum of the Allocated Site Consideration for all Portfolio Sites (including any Excluded Sites).

                   “Agreement” has the meaning set forth in the Preamble and shall include, except where the context otherwise requires, all of the attached Schedules and Exhibits and the Seller Disclosure Schedule and the Buyer Disclosure Schedule.

                    “Allocated Site Consideration” means, for each Portfolio Site, the amount set forth under the heading “Allocated Site Consideration” with respect to such Portfolio Site on the Portfolio Site Information List, which amount is the sum of: (i) the “Portfolio Site Land Price” (if any); (ii) the “Portfolio Site Non-Land Price”; and (iii) the VAT; in each case, as set forth on the Portfolio Site Information List for such Portfolio Site.

                   “Allocated Site Holdback Consideration” means, for each Portfolio Site that is a Managed Site as of the Closing for such Portfolio Site, an amount equal to twenty-five percent (25%) of the sum of: (i) the “Portfolio Site Land Price” (if any); and (ii) the “Portfolio Site Non-Land Price”; in each case, as set forth on the Portfolio Site Information for such Portfolio Site.

                   “Anti-Corruption Laws” means the FCPA and any other anti-corruption, anti-money laundering, anti-terrorism, economic sanctions, trade embargo, anti-boycott laws, and any other similar Laws (including any such Laws in the United States or Bolivia and any executive orders of the President of the United States).

                   “Assignable Site” has the meaning set forth in Section 4.1.

                   “Authorization” means, with respect to any Portfolio Site, each consent, approval, or waiver from, or a notice to or filing with, any Governmental Authority or other Person (including, if applicable, a consent from or notice to the Site Lessor under the Site Lease for such Portfolio Site), if any, required in order to consummate the transactions contemplated by this Agreement and the applicable Collateral Agreements.

                   “Available Space” as to any Sale Site, has the meaning set forth in the applicable MLA (as if the term “Site” therein has the same meaning as Sale Site as defined in this Agreement).

                   “Bankruptcy” means, as to any Person, a proceeding, whether voluntary or involuntary, under the federal, national, departmental, or other applicable bankruptcy Laws, a foreclosure, an assignment for the benefit of creditors, trusteeship, conservatorship or other proceeding or transaction arising out of the insolvency of a Person or any of its Affiliates or involving the complete or partial exercise of a creditor’s rights or remedies in respect of payment upon a breach or default in respect of any obligation, or any similar proceeding under foreign or state Law.

                   “Base Rent” has the meaning set forth in the MLA.

                   “Books and Records” means, with respect to each Sale Site, copies of the current books, files and records in the possession of Seller to the extent exclusively relating to the Included Property of such Sale Site or the operation of such Sale Site in respect of the Collocation Operations or, to the extent not so exclusively related, appropriate extracts thereof, in all cases with respect to periods prior to the applicable Closing for such Sale Site, including financial, operating and other data related to the Sale Sites and all Seller’s environmental reports, studies, audits, records, sampling data, site assessments, compliance reports and plans and all such other environmental reports or documents required by Law to be filed with a Governmental Authority; provided, however, that:

                     (i)        Books and Records shall not include (a) privileged documents or (b) any book, file or record, the disclosure of which is prohibited by (x) Law or (y) a non-disclosure arrangement entered into with a third party;

                     (ii)        if, to the Knowledge of Seller, there is any document, book, file or record relating to a Sale Site that are subject to the preceding clause (i), Seller will promptly notify Buyer of the existence of such document, book, file or record; and

                     (iii)        if requested by Buyer in writing, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts (without incurring any out of pocket costs or expenses that are not reimbursed by Buyer) to obtain any required consents and take such other actions (such as entry into a joint defense agreement or other arrangement to avoid loss of privilege) to permit the disclosure of such document, book, file or record.

                   “BS” means Bolivian Bolivianos.

                   “BTS Agreement” has the meaning set forth in Section 7.14(a).

                   “BTS Tower” has the meaning set forth in Section 7.14(a)(i).

                   “Business Day” means any day other than a Saturday, a Sunday, a federal or national holiday or any other day on which banks in Bolivia, South America and New York, New York are authorized or obligated by Law to close.

                   “Buyer” has the meaning set forth in the Preamble.

                   “Buyer Disclosure Schedule” means the disclosure schedule delivered by Buyer to Seller prior to the execution and delivery of this Agreement.

                   “Buyer Guarantor” has the meaning set forth in the Preamble.

                   “Buyer Indemnified Parties” means the Buyer Parties and each of their respective Affiliates, together with their respective shareholders, members, managers, officers, directors, agents and Representatives.

                   “Buyer Material Adverse Effect” means any materially adverse change to the financial condition of the Buyer Parties and Buyer Guarantor, taken as a whole, that would prevent the performance of the Buyer Parties and the Buyer Guarantor of their respective obligations under this Agreement and any Collateral Agreement; provided, however, that no adverse change or event to the extent arising directly or indirectly from or otherwise relating directly or indirectly to any of the following shall be deemed either alone or in combination to constitute, and no such adverse change or event shall be taken into account in determining whether there has been a Buyer Material Adverse Effect: (i) changes to the wireless communications industry in Bolivia or the communications tower ownership, operation, leasing, management and construction business in Bolivia, (ii) the announcement or disclosure of the transactions contemplated by this Agreement, (iii) general economic, regulatory or political conditions in Bolivia or changes or developments in the financial or securities markets, (iv) changes in GAAP or their application, (v) acts of war, military action, armed hostilities or acts of terrorism, (vi) changes in Law or (vii) the taking of any action by any Person which is required to be taken pursuant to the terms of this Agreement, unless any of the facts, changes, effects, conditions, developments, or occurrences set forth in clauses (i), (iii) or (v) hereof disproportionately impacts or affects the Buyer Parties and Buyer Guarantor, taken as a whole, as compared to other participants in the industries and businesses in which the Buyer Parties and Buyer Guarantor operate.

                   “Buyer Parent” has the meaning set forth in the Preamble.

                   “Buyer Parties” has the meaning set forth in the Preamble.

                   “Cap” has the meaning set forth in Section 9.5(a).

                   “Casualty Site” means a Portfolio Site with respect to which physical damage has been suffered with respect to such Portfolio Site prior to the applicable Closing Date for such Sale Site as a result of which (i) the Tower on such Portfolio Site is unusable as a communications tower or (ii) (A) the ability of the Tower on such Portfolio Site to continue to be usable as a communications tower and (B) the value of such Portfolio Site is materially impaired.

                   “Claimant” has the meaning set forth in Section 11.13(b).

                   “Claims” means any claims, demands, assessments, actions, suits, damages, obligations, fines, penalties, liabilities, losses, adjustments, costs and expenses (including reasonable fees and expenses of attorneys and other appropriate professional advisors).

                   “Closing” means, with respect to a Sale Site, the first Closing in which a Sale Site is included (either as a Managed Site or an Assignable Site). For the avoidance of doubt, the applicable Closing for a Sale Site may be the Initial Closing or a Subsequent Closing.

                   “Closing Consideration” means, with respect to each Closing, an amount determined as of such Closing and that is equal to the sum of the following: (i) the Allocated Site Consideration for each Assignable Site included in such Closing (excluding, for the avoidance of doubt, any such Assignable Site that is being converted from a Managed Site to an Assignable Site in such Closing); plus (ii) the Allocated Site Holdback Consideration for each Assignable Site that is being converted from a Managed Site in such Closing; plus (iii) the Allocated Site Consideration minus the Allocated Site Holdback Consideration for each Managed Site included in such Closing; plus (iv) solely with respect to the Closing related to the Final Closing Date, the Allocated Site Holdback Consideration for Portfolio Sites that will be Managed Sites after giving effect to such Closing.

                   “Closing Date” means, with respect to a particular Closing, the date on which such Closing occurs.

                   “Closing Site Designations List” has the meaning set forth in Section 3.2(a).

                   “Code” means the Bolivian Tax Code, Law No. 843 and related regulations.

                   “Collateral Agreements” means the following documents: (i) the MLA, (ii) the Management Agreement, (iii) the Transition Services Agreement, (iv) the Transfer Agreements, (v) the SLAs, (vi) the Confidentiality Agreement, and (vii) any other agreements, certificates and documents entered into in connection with the transactions contemplated by this Agreement or any other Collateral Agreement.

                   “Collocation Agreement” means an agreement (other than the MLA, the Comteco Collocation Agreements, and the Tigo Collocation Agreements) between or among Seller, on the one hand, and a third party, on the other hand, pursuant to which Seller leases, rents, or licenses to such third party space at any Sale Site (including space on a Tower, the ground, or rooftop), including all amendments, modifications, supplements, assignments, and guaranties related thereto as in effect from time to time prior to the applicable Closing for a Sale Site; it being understood that in the case of a Master Collocation Agreement, the Collocation Agreement shall be the applicable site lease agreement (including any rights, interests and provisions incorporated therein). For clarity, utility and power-sharing agreements between a Seller and a third party are not Collocation Agreements, but agreements between Seller and a Governmental Authority or other third party providing for the third party’s use of any Sale Site on a no-cost, in-kind or below market basis are Collocation Agreements.

                   “Collocation Operations” means the operations of Seller of (i) marketing available capacity at any Sale Site, (ii) administering the Collocation Agreements and (iii) managing (as to compliance with the terms of any applicable Site Lease, Collocation Agreement, or Law) the use and occupancy of the Sale Sites by (a) Seller and (b) the Site Subtenants. For the avoidance of doubt, Collocation Operations does not include the provision of wireless or wireline voice, video, internet, data or any other communications, broadcast, or telecommunications services.

                   “Communications Equipment” has the meaning set forth in the MLA (as if the term “Site” therein has the same meaning as Sale Site as defined in this Agreement).

                   “Comteco” means Cooperativa de Telecomunicaciones Cochabamba.

                   “Comteco Collocation Agreements” means the collocation agreements by and between Comteco and Seller and that relate to the Comteco Sites.

                   “Comteco Sites” means any Portfolio Site that is subject to a Comteco Collocation Agreement. The “Comteco Sites” are identified on the Portfolio Site Information List.

                   “Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of September 12, 2018, by and between Trilogy International Partners LLC and Buyer Parent.

                   “Consent” means a Consent Agreement executed by the Site Lessor to which such Consent Agreement was executed without substantive change thereto, unless such change is approved in writing by Seller and Buyer.

                   “Consent Agreement” means an agreement provided to a Site Lessor with respect to a Site Lease, substantially in the form of Exhibit D-1 hereto.

                   “Data Room” means, collectively, those folders of the electronic data rooms hosted by Intralinks that were established by Seller for the transactions contemplated by this Agreement that contain the documents and data to which Buyer or any of its Representatives had access prior to any applicable Closing and all documents and data that were in the folders of such electronic data rooms at any time on or subsequent to the date on which Buyer or any of its Representatives first obtained access to the folders of such electronic data rooms.

                   “Deed” means, with respect to an Owned Site, a deed relating to the Owned Site Land, substantially in the form of Exhibit F hereto.

                   “Deferred Site” means, with respect to a Closing, a Portfolio Site that would otherwise be a Sale Site, but has been designated as a Deferred Site for such Closing in accordance with this Agreement (including, without limitation, Section 8.2(g)) so that, after giving effect to such Closing, the number of Special Status Sites that would be Sale Sites would not exceed the Special Status Site Cap.

                   “De Minimis Claim” has the meaning set forth in Section 9.5(a).

                   “Direct Claim” has the meaning set forth in Section 9.3(c).

                   “Direct Claim Notice” has the meaning set forth in Section 9.3(c).

                   “Dispute” has the meaning set forth in Section 11.13(b).

                   “Environmental Condition” means a condition on or in the ground or water features of, or on or in any improvements located on, a Portfolio Site that requires environmental remediation under any Environmental Law regulating, relating to, or imposing liability as may now be in effect or which may become in effect prior to the applicable Closing Date or under the applicable Site Lease.

                   “Environmental Law” means any federal, national, departmental, state or local statute, Law, ordinance, code, rule, regulation, order or decree regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or public or workplace health and safety as may now or at any time hereafter be in effect, including the following, as the same may be amended or replaced from time to time, and all regulations promulgated under or in connection with Bolivian Environmental Law Nº 1333.

                   “Exception” means, subject to Section 4.6, with respect to any Portfolio Site designated as an Exception Site on the Closing Site Designations List for the Closing for such Portfolio Site, the outstanding actions that must be taken to cure the Exception Site Conditions expressly identified on such Closing Site Designations List. For the avoidance of doubt: (i) to the extent any specific Exception Site Condition is not expressly identified on the Signing Site Designations List for a Portfolio Site, this does not preclude Buyer from identifying any such Exception Site Condition on the Closing Site Designations List for the Closing for such Portfolio Site in accordance with the terms of this Agreement; (ii) to the extent any specific Exception Site Condition for a Portfolio Site is not expressly identified on the Closing Site Designations List for the Closing for such Portfolio Site or is identified after the preparation of the Closing Site Designations List for the Closing for such Portfolio Site, such Exception Site Condition will be ignored and will not be an Exception; and (iii) to the extent any Exception is cured for a Portfolio Site, it may not be listed on any future Closing Site Designations List.

                   “Exception Site” means any Portfolio Site (other than an Excluded Site) for which there remain uncured Exceptions. For the avoidance of doubt, an Exception Site is also a Managed Site or a Deferred Site.

                   “Exception Site Conditions” means the conditions set forth on Schedule 4.4.

                   “Exchange Act” means the Securities Exchange Act of 1934, as amended.

                   “Exchange Rate” means, as of a specified day, the BS to USD or USD to BS, as applicable, currency exchange rate in effect and published at http://www.bcb.bo by the Banco Central de Bolivia (or another Bolivian national bank if the Banco Central de Bolivia is no longer in existence or publishing the BS to USD conversion rate) as of such day (or, if such day is not a Business Day, the immediately preceding Business Day) or, in the absence of such published rate, a replacement rate of exchange agreed to by the Parties, acting reasonably.”

                   “Excluded Assets” includes the following:

                   (i)        all Excluded Sites and Deferred Sites and the proceeds thereof (including any condemnation or eminent domain proceeds);

                   (ii)        all Seller Communications Equipment and Seller Improvements (which, for the avoidance of doubt, may be removed from any Portfolio Site at any time by Seller in a manner that is consistent with the general standard of care and practices in the telecommunications industry in South America, and, if such removal is after the Closing for such Portfolio Site and such Portfolio Site is then subject to the MLA, such removal will be conducted in accordance with the terms of the MLA;

                   (iii)        all of Seller’s right, title or interest in, to and under the Land, other than any right, title or interest in, to or under such Land expressly granted or transferred to Buyer pursuant to this Agreement and the Collateral Agreements;

                   (iv)        any and all Governmental Approvals of Seller or any of its Affiliates (including any such Governmental Approvals that relate to the Portfolio Sites);

                   (v)        with respect to each Sale Site, any Accounts Receivable or other receivables of Seller or any of its Affiliates under any Collocation Agreement accruing as to periods and portions thereof ending prior to the applicable Closing Date;

                   (vi)        any intellectual property of or used by Seller or its Affiliates;

                   (vii)        except as otherwise expressly provided in Section 2.8, any cash, cash equivalents or marketable securities and all rights to any bank accounts of Seller and its Affiliates;

                   (viii)        any Claims of Seller and its Affiliates in respect of any Excluded Asset or Excluded Liability;

                   (ix)        any and all contracts between Seller and third-parties relating to maintenance of Communications Equipment; and

                   (x)        any rights to refunds or credits of Taxes relating to the periods ending on or before the applicable Closing Date for a Sale Site or with respect to which Seller and its Affiliates have made any payments, in each case, to the extent the Taxes have not been indemnified by Buyer.

                   “Excluded Liabilities” means all Liabilities of Seller and its Affiliates other than Post-Closing Liabilities. Without limiting the generality of the foregoing, Excluded Liabilities shall include the following: (i) any Liability of Seller and its Affiliates to their employees in their capacity as employers or under any employee benefits or similar plans; (ii) any Liability to the extent based upon, resulting from, related to or arising out of (a) any Excluded Asset, the ownership of any Excluded Asset or the realization of the benefits of any Excluded Asset or (b) the operation, use or occupancy by Seller and its Affiliates of any properties or assets other than the Included Property of the Sale Sites or the conduct by Seller and its Affiliates of any business or operations other than the operation, use or occupancy of the Included Property of the Sale Sites; (iii) any Indebtedness of Seller or any of its Affiliates; (iv) except as otherwise expressly provided in this Agreement or the Collateral Agreements, any Liability for any fees or expenses incurred by Seller or its Affiliates (including the fees and expenses of legal counsel, any accountant, auditor, broker, financial advisor or consultant retained by them or on their behalf) in connection with the preparation, negotiation, execution and delivery of this Agreement or the Collateral Agreements or the consummation of any Closing; and (v) any Accounts Payable. Notwithstanding the foregoing, no Taxes other than Net Income Taxes shall be treated as Excluded Liabilities, as all of such Taxes are governed by and subject to Section 2.10.

                   “Excluded Site” means, at any time of determination, any Portfolio Site designated as or deemed to be an Excluded Site in accordance with this Agreement or that is returned to Seller after the applicable Closing pursuant to Sections 4.4(c) or 4.6, in each case, in accordance with the terms of this Agreement.

                   “Excluded Site Collocation Payments” means, with respect to any Portfolio Site that is re-designated as or deemed to be an Excluded Site in accordance with this Agreement, any amounts paid to or received by Buyer or any of its respective Affiliates or assigns from and after the applicable Closing Date with respect to such Portfolio Site (including any payments received by Buyer or any of its respective Affiliates or assigns from and after the applicable Closing Date under this Agreement, any Collateral Agreement and any Collocation Agreement or the MLA).

                   “Excluded Site Consideration” means, with respect to each Excluded Site designated or deemed to be an Excluded Site in accordance with this Agreement prior to or at the applicable Closing or that is returned to Seller after the applicable Closing and on or prior to the Final Closing Date in accordance with Sections 4.4(c) or 4.6, the Allocated Site Consideration for such Portfolio Site; provided, however, that, with respect to any Excluded Site for which Seller has held back the Allocated Site Holdback Consideration in accordance with this Agreement at the Closing for such Excluded Site, the amount of the Excluded Site Consideration for such Excluded Site will be reduced by the Allocated Site Holdback Consideration.

                   “Excluded Site Lease Payments” means, with respect to any Portfolio Site that is re-designated as or deemed to be an Excluded Site in accordance with this Agreement, any amounts paid by Buyer or any of its respective Affiliates or assigns from and after the Closing Date with respect to such Excluded Site.

                   “FCPA” means the United States Foreign Corrupt Practices Act of 1977, 18 U.S.C. 77dd-1 et seq., as amended.

                   “Final Closing Date” has the meaning set forth in Section 4.2(a).

                   “Final Closing Date Deadline” means the date that is ten (10) Business Days prior to the Final Closing Date.

                   “Financial Independent Consultant” means Deloitte or such other accounting firm or consulting firm as Seller and Buyer may mutually agree upon in writing.

                   “Financial Independent Consultant Proration Report” has the meaning set forth in Section 2.8(b).

                   “GAAP” means generally accepted accounting principles in Bolivia, South America, consistently applied.

                   “Governmental Approvals” means all licenses, permits, franchises, certifications, waivers, variances, registrations, consents, approvals, qualifications, determinations and other Authorizations to, from, or with any Governmental Authority.

                   “Governmental Authority” means, with respect to any Person or any Sale Site or other property, any foreign, domestic, federal, national, departmental, territorial, state, tribal or local governmental authority, administrative body, quasi-governmental authority, court, government or self-regulatory organization, commission, board, administrative hearing body, arbitration panel, tribunal or any regulatory, administrative or other agency or any political or other subdivision, department or branch of any of the foregoing, in each case having jurisdiction over such Person or such Sale Site or other property.

                   “Guaranteed Obligations” has the meaning set forth in Section 11.18(a).

                   “Hazardous Material” means and includes petroleum products, flammable explosives, radioactive materials, asbestos or any material containing asbestos, polychlorinated biphenyls or any hazardous, toxic or dangerous waste, substance or material, in each case, defined as such (or any similar term) or regulated by, in or for the purposes of Environmental Laws.

                   “ICC Rules” has the meaning set forth in Section 11.13(b).

                   “Improvements”, as to any Sale Site, has the meaning set forth in the MLA (as if the term “Site” therein has the same meaning as Sale Site as defined in this Agreement).

                   “Included Property” means, with respect to each Sale Site: (i) the Land related to such Sale Site (including the applicable interest in any Site Lease); (ii) the Tower located on or at such Sale Site; (iii) the related Improvements (excluding Seller Improvements and any Site Subtenant’s Improvements, but including lightning rods, lightning conductors, and grounding rings that protect Communications Equipment at each Sale Site), the related Material Agreements and the Tower Related Assets with respect to such Sale Site; but excluding, in each case, any Excluded Assets and all Site Subtenant Communications Equipment.

                   “Indebtedness” means (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (ii) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clause (i) above to the extent of the obligation secured; and (iii) all liabilities as guarantor of obligations of any other Person of a type described in clauses (i) and (ii) above, to the extent of the obligation guaranteed.

                   “Indemnified Party” has the meaning set forth in Section 9.3(a).

                   “Indemnifying Party” has the meaning set forth in Section 9.3(a).

                   “Indemnity Period” means the period during which a claim for indemnification may be asserted pursuant to Article 9 by an Indemnified Party.

                   “Initial Closing” has the meaning set forth in Section 2.5.

                   “Initial Closing Date” means the date on which the Initial Closing occurs.

                   “Knowledge of Buyer” means the actual knowledge of those individuals set forth in Section 1 of the Buyer Disclosure Schedule and the knowledge that would be acquired by such individuals after reasonable inquiry of direct reports.

                   “Knowledge of Seller” means the actual knowledge of those individuals set forth in Section 1.1(a) of the Seller Disclosure Schedule and the knowledge that would be acquired by such individuals after reasonable inquiry of direct reports.

                   “Land” means, with respect to each Sale Site, the rooftop or other similar space, the tracts, pieces or parcels of land constituting such Sale Site, together with all easements, rights of way and other rights appurtenant thereto.

                   “Law” means any federal, national, departmental, state, local, foreign or international law, statute, common law, rule, code, regulation, ordinance or Order of, or issued by, any Governmental Authority.

                   “Lease” means, with respect to the Included Property of a Sale Site, the act of leasing, subleasing, assigning, renting, transferring or otherwise granting by Buyer the right of Buyer to Seller to use such Included Property pursuant to the MLA or the Management Agreement, as applicable.

                   “Leased Sites” means all Sale Sites that are not Owned Sites or Usufruct Sites. For the avoidance of doubt, the Leased Sites include all the Sale Sites designated as “Leased” on the Portfolio Site Information List.

                   “Leased Sites Land” means, with respect to each Leased Site, the Land leased from the Site Lessor by Seller or Buyer, as the case may be, relating to such Leased Site.

                   “Legal Independent Consultant” means an independent Person with at least five (5) years of experience with negotiating and/or administering sale-leasebacks, collocation agreements, and/or other similar agreements in the cellular communications industry in a senior executive or similar capacity or as a legal or financial advisor, as may be mutually agreed upon in writing by Seller and Buyer.

                   “Liabilities” means, with respect to any Person, any and all debts (including interest thereon and any prepayment penalties applicable thereto), obligations, liabilities and Claims, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in such Person’s consolidated financial statements or disclosed in the notes thereto.

                   “Liens” means, with respect to any asset, any mortgage, lien, pledge, security interest, charge, attachment, encumbrance, claim, equitable interest, option, deed of trust, or encroachment of any kind on Seller’s interest in respect of such asset.

                   “made available” means, with respect to any applicable document, such document has been made available to the Buyer on or prior to the Signing Date by means of posting such document to the Data Room. Within two (2) Business Days after the Signing Date, Seller will deliver to Buyer an electronic copy of such Data Room as of the Signing Date.

                   “Managed Site” means any Portfolio Site (other than an Excluded Site or a Deferred Site) that (i) is not an Assignable Site or (ii) is deemed not to be an Assignable Site in accordance with Section 4.4(b) or 4.6(a). For the avoidance of doubt, a Managed Site is also an Exception Site.

13

"***Master Collocation Agreement***" means a Collocation Agreement that permits a Site Subtenant to occupy space (including on a Tower) at more than one site, which may include sites that are not the subject of the transaction contemplated by this Agreement.

"***Material Agreement***" means, with respect to a Sale Site, each related Site Lease and Collocation Agreement, in each case, as currently amended, modified or supplemented and all assignments and guarantees related thereto and in effect.

"***Material Exceptions***" means, with respect to any Portfolio Site, the applicable Exception Site Conditions identified on Schedule 4.4 hereto (other than under Section 1.1 of Schedule 4.4), in each case, only to the extent that such Exception Site Conditions were identified on the Closing Site Designations List for the Closing for such Portfolio Site;

"***Material Site Non-Compliance Issue***" means, with respect to any Sale Site, that: (i) Seller or its Affiliates has, prior to the Closing for such Sale Site, received written notice from a Governmental Authority that such Sale Site was not constructed in compliance with the Governmental Approvals applicable to such Sale Site; and (ii) such Sale Site is in material non-compliance with the applicable Laws or Governmental Approvals for such Site immediately prior to the Closing for such Sale Site, including, but not limited to, municipal licenses, environmental licenses, social licenses, certifications issued by the General Directorate of Civil Aviation; and (iii) the reasonably anticipated cost of remedying such non-compliance exceeds $[redacted] for such Sale Site.

"***Material Site Title Issue***" means: (i) with respect to any Leased Site, that neither Seller nor Buyer holds a leasehold interest in such Leased Site or an easement, license, or development right or co-development right, permit, or similar agreement or right with respect to such Leased Site or such other possessory interest in such Leased Site for such Leased Site immediately prior to the Closing for such Leased Site; or (ii) with respect to any Owned Site, that neither Seller nor Buyer holds a fee simple interest in such Owned Site immediately prior to the Closing for such Owned Site; provided, however, that, notwithstanding the foregoing and for the avoidance of doubt, there shall not be a Material Site Title Issue with respect to: (A) a Leased Site to the extent that the "lessor" under the Site Lease matches the owner of record as listed on a folio real or *vista rapida* issued by the Real Estate Property Office *(Oficina de Derechos Reales)* no earlier than three (3) months prior to the Signing Date or a title (*título ejecutorial*) issued by the National Institutue for Agrarian Reform (*Instituto Nacional de Reforma Agraria*) for such Portfolio Site no earlier than three (3) months prior to the Signing Date; (B) with respect to an Owned Site, Seller matches the owner of record as listed on a *folio real* or *vista rapida* issued by the Real Estate Property Office (*Oficina de Derechos Reales*) no earlier than three (3) months prior to the Signing Date or a title (*título ejecutorial*) issued by the National Institutue for Agrarian Reform (*Instituto Nacional de Reforma Agraria*) for such Portfolio Site no earlier than three (3) months prior to the Signing Date; and (C) with respect to a Usufruct Site, the usufruct granting party under the usufruct agreement with Seller matches the owner of record for the applicable property as listed on a *folio real* or *vista rapida* issued by the Real Estate Property Office (*Oficina de Derechos Relaes*) no earlier than three (3) months prior to the Signing Date or a title (*titulo ejecutorial*) issued by the National Institute for Agrarian Reform (*Instituto Nacional de Reforma Agraria*) for such Usufruct Site no earlier than three (3) months prior to the Signing Date.

                   “Minimum Consideration” has the meaning set forth in Section 8.2(h).

                   “MLA” has the meaning set forth in the Recitals.

                   “Names” means, collectively, all names, marks, trade names and trademarks, whether or not registered.

                   “Net Amount” means, with respect to an Excluded Site returned to Seller in accordance with Sections 4.4(c), or 4.6, the Excluded Site Consideration for such Portfolio Site, as adjusted for any Excluded Site Collocation Payments and any Excluded Site Lease Payments; provided, however, that, if Buyer or Buyer agree to any increases in the rent or other payments to Site Lessors prior to the date any Net Amount is paid in accordance with Section 4.5, then the Net Amount shall be calculated assuming the terms of the applicable Site Lease as of the applicable Closing Date for such Excluded Site were in effect through the date of such payment.

                   “Net Income Tax” means the Bolivian Corporate Income Tax imposed by Law Nº 843 and applicable regulations based on or measured by or with reference to taxable income as defined in the current version of applicable Law Nº 843 and applicable regulations.

                   “Non-Compliant Site” means a Portfolio Site that is subject to: (i) a Material Site Non-Compliance Issue immediately prior to the Closing for such Portfolio Site; or (ii) a Material Site Title Issue immediately prior to the Closing for such Portfolio Site.

                   “Non-Disturbance Agreement” means, as to a Site Lease for a Sale Site that is subject to a Site Lessor Mortgage, a non-disturbance agreement from the lender with respect to such Site Lessor Mortgage, in form and substance reasonably satisfactory to Buyer.

                   “Notice” means a notice provided to the Site Lessor with respect to a Site Lease, substantially in the form of Exhibit D-2 hereto.

                   “Notice of Dispute” has the meaning set forth in Section 4.6(a).

                   “OFAC” means the Office of Foreign Assets Control of the United States of America.

                   “Order” means an administrative, judicial, or regulatory injunction, order, decree, judgment, sanction, award or writ of any nature of any Governmental Authority.

                   “Owned Sites” means the Sale Sites with respect to which Seller or its Affiliates owns the Land which is part of such Sale Site and are designated as “Owned” on the Portfolio Site Information List.

                   “Owned Site Land” means the Land of an Owned Site.

                   “Party” or “Parties” has the meaning set forth in the Preamble.

                   “Permitted Liens” means, collectively: (i) any Lien or right created by Persons other than Seller or its Affiliates and not caused or consented to by Seller or its Affiliates unless such Lien or right causes a Portfolio Site to be a Taken Site or a Non-Compliant Site, (ii) any Lien with respect to any right, title or interest of any Person other than Seller or its Affiliates, so long as no foreclosure, distraint, sale or similar proceedings have been commenced with respect thereto unless there is a Non-Disturbance Agreement on record with respect to such Lien, (iii) Liens in respect of Property Taxes or similar assessments, governmental charges or levies that relate to the right, title or interest of any Site Lessor in a Sale Site, (iv) Liens of landlords, laborers, shippers, carriers, warehousemen, mechanics, materialmen, repairmen and other like Liens imposed by Law that relate to the right, title or interests of a Site Lessor or a Site Subtenant in a Sale Site or Seller with respect to any Owned Site, (v) subject to Section 2.8, Liens for current Taxes and assessments of Seller or its Affiliates not yet due and payable or which are being contested in good faith and, in connection therewith, appropriate and adequate reserves have been set aside on the appropriate party’s financial statements in accordance with GAAP, (vi) any easements, rights of public utility companies, rights-of-way, covenants, conditions, licenses, restrictions, reservations of mineral rights (with surface rights being waived) or similar non-monetary encumbrances that do not or could not reasonably be expected to, individually or in the aggregate, materially adversely affect the use or operation of the applicable Sale Site as a communications tower facility, including the rental of such Sale Site to Site Subtenants, (vii) rights of, or by, through or under, tenants in possession of the applicable Sale Site pursuant to Collocation Agreements, (viii) the Site Leases, (ix) Laws related to the use and operation of communications towers or similar structures, (x) Site Lessor Mortgages, (xi) Collocation Agreements, (xii) the Collateral Agreements, (xiii) any Lien constituting any uncured Exception, (xiv) any Lien or right otherwise caused or consented to by Buyer after the Signing Date, to the extent permitted by any applicable Site Lease or the Collateral Agreements, and (xv) without limiting the foregoing, such other matters filed in the public real estate records that do not materially impair the use or operation of such Sale Site as a communications tower site. The inclusion of any clause in this definition of Permitted Liens shall not be interpreted to limit the application or scope of any other clause in this definition.

                   “Person” means any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including a Governmental Authority.

                   “Portfolio Site Information List” means the list attached as Schedule 1 that identifies certain identifying and related information with respect to each Portfolio Site.

                   “Portfolio Sites” means the wireless communications sites identified on the Portfolio Site Information List and the Included Property related thereto.

                   “Post-Closing Liabilities” means all Liabilities, to the extent that they arise out of or relate to or are in connection with the ownership, operation, use, maintenance or occupancy of the Included Property of any Sale Site after the Closing Date for such Sale Site including all such payment and performance obligations under any Site Lease or Collocation Agreement, in each case, arising after the Closing Date for such Sale Site (including, without limitation, any Liabilities relating to duties or obligations to be performed after such Closing Date (e.g., an obligation to decommission a Sale Site after such Closing Date)). For the avoidance of doubt, Post-Closing Liabilities shall include, with respect to any Liabilities that relate to, arise out of or are in connection with the ownership, use, operation, maintenance or occupancy of the Included Property of any Sale Site after the Closing for such Sale Site, any additional Liabilities relating to, arising out of or that are in connection with such Pre-Closing Liabilities from the continued ownership, use, operation, maintenance or occupancy of the Included Property of such Sale Site after the Closing for such Sale Site (it being understood and agreed that such “additional Liabilities” shall not mean Liabilities unasserted prior to the Closing for such Sale Site), and Post-Closing Liabilities shall also include, with respect to any Portfolio Site that becomes an Excluded Site after the Closing for such Site and is rescinded in accordance with Sections 4.4(c) or 4.6, any such Liabilities with respect to periods after the Closing for such Sale Site and prior to the applicable date of such rescission to the extent caused by the intentional misconduct or gross negligence of Buyer or any of its respective Affiliates. Notwithstanding the foregoing, no Taxes shall be treated as Post-Closing Liabilities, as all of such Taxes are governed by and subject to Section 2.10.

                   “Pre-Closing Claims Deductible” has the meaning set forth in Section 9.5(a).

                   “Pre-Closing Liabilities” means all Liabilities to the extent that they arise out of or relate to or are in connection with the ownership, operation, use, maintenance or occupancy of the Included Property of any Sale Site by Seller and its Affiliates prior to or on the Closing Date for such Sale Site (whether or not asserted as of or prior to or on such Closing Date), including all payments due under any Site Lease or Collocation Agreement prior to or on such Closing Date, except in each case to the extent taken into account in determining the proration of expenses pursuant to Section 2.8. For the avoidance of doubt: (i) with respect to any Liabilities that arise out of or relate to or are in connection with the operation, use, maintenance, or occupancy of the Included Property of any Sale Site by Seller or its Affiliates that exist at the Closing for such Sale Site, Pre-Closing Liabilities shall only include such Liabilities as of such Closing, and shall not include any additional Liabilities relating to, arising out of or that are in connection with such Liabilities from the continued ownership, use, operation, maintenance, or occupancy of the Included Property of the Sale Sites after such Closing (it being understood and agreed that such “additional Liabilities” shall not mean Liabilities unasserted prior to such Closing); and (ii) Pre-Closing Liabilities shall not include any Liabilities relating to duties or obligations to be performed after such Closing Date (e.g., an obligation to decommission a Sale Site after such Closing Date)). Notwithstanding the foregoing, no Taxes shall be treated as Pre-Closing Liabilities, as all of such Taxes are governed by and subject to Section 2.10.

                   “Property Taxes” means any and all of the following Taxes, assessed or imposed upon, against or with respect to real or personal property, including the Sale Site or any part thereof, or the use and occupancy of real or personal property, including the Sale Site or any part thereof, whether imposed directly by a Governmental Authority or indirectly through any other Persons, and including any penalties, fines and interest related thereto: (i) real property and personal property ad valorem Taxes; (ii) Taxes imposed by any Governmental Authority for improvements or betterments related to the Sale Site; (iii) sanitary Taxes, sewer or water Taxes; and (iv) any other Tax imposed solely as a result of the use or ownership of real or personal property that is similar to the Taxes described in (i) through (iii), however described or labeled.

                   “Proration Certificate” has the meaning set forth in Section 2.8(b).

                   “Proration Dispute Resolution Deadline” has the meaning set forth in Section 2.8(a).

                   “Regulatory Condition” has the meaning set forth in Section 7.2(a).

                   “Rent” has the meaning set forth in the MLA.

                   “Representations and Warranties Threshold” has the meaning set forth in Section 9.5(a).

                   “Representatives” means, with respect to a Person, its directors, officers, employees, attorneys, accountants, consultants, bankers, financing sources, financial advisers and any other professionals or agents acting on behalf of any such Person.

                   “Sale Sites” means the Portfolio Sites set forth on the Portfolio Site Information List (including any Managed Sites), but excluding any Portfolio Sites designated as or deemed to be Excluded Sites or Deferred Sites following the Signing Date in accordance with the terms of this Agreement.

                   “Seller” has the meaning set forth in the Preamble. The Parties acknowledge and agree that any and all references in the Collateral Agreements to Nuevatel PCS de Bolivia S.A. shall be deemed to be references to Seller.

                   “Seller Collocation Space” has the meaning set forth in the MLA (as if the term “Site” therein has the same meaning as Sale Site as defined in this Agreement).

                   “Seller Communications Equipment” means any Communications Equipment at a Portfolio Site owned or leased and used by Seller or one or more of its Affiliates.

                   “Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer prior to the execution and delivery of this Agreement.

                   “Seller Improvements”, as to any Sale Site, has the meaning set forth in the MLA (as if the term “Site” therein has the same meaning as Sale Site as defined in this Agreement).

                   “Seller Indemnified Parties” means the Seller Parties and each of their respective Affiliates, together with each of their respective shareholders, members, managers, officers, directors, agents and Representatives.

                   “Seller Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that is, or could be reasonably expected to become, individually or in the aggregate, materially adverse to the assets, financial condition or results of operations of Seller and Seller Parent taken as a whole or the Included Property of the Sale Sites taken as a whole, after giving effect to the transactions contemplated by the MLA (as if such transactions were in effect on the Signing Date); provided, however, that no adverse change or event to the extent arising directly or indirectly from or otherwise relating directly or indirectly to any of the following shall be deemed either alone or in combination to constitute, and no such adverse change or event shall be taken into account in determining whether there has been or could reasonably be expected to become, a Seller Material Adverse Effect: (i) changes to the wireless communications industry in Bolivia or the communications tower ownership, operation, leasing, management and construction business in Bolivia; (ii) the announcement or disclosure of the transactions contemplated by this Agreement; (iii) general economic, regulatory or political conditions in Bolivia or changes or developments in the financial or securities markets; (iv) changes in GAAP or their application; (v) acts of war, military action, armed hostilities or acts of terrorism; (vi) changes in Law; or (vii) the taking of any action by any Person which is required to be taken pursuant to the terms of this Agreement, unless any of the facts, changes, effects, conditions, developments or occurrences set forth in clauses (i), (iii) or (v) hereof disproportionately impacts or affects the Included Property of the Sale Sites, taken as a whole, as compared to other similar portfolios of communications towers.

                   “Seller Parent” has the meaning set forth in the Preamble.

                   “Seller Parties” has the meaning set forth in the Preamble.

                   “Signing Date” has the meaning set forth in the Preamble.

                   “Signing Site Designations List” means Schedule 2 hereto, which was prepared by Seller in accordance with and subject to Article 3 and identifies Seller’s good faith determination of the Site Designations for each Site and, to the extent applicable, any related Exceptions, as of the Signing Date.

                   “Site Designation” means, with respect to any Portfolio Site, the designation of such Portfolio Site into one or more of the following categories of Portfolio Sites: (i) an Assignable Site; (ii) a Managed Site; (iii) a Deferred Site; (iv) an Exception Site; and (v) an Excluded Site; and, in each case, where applicable, a reference to the specific provision of this Agreement (including the Exception Site Conditions) pursuant to which such Portfolio Site has been designated under such Site Designation. For the avoidance of doubt: (A) a Portfolio Site may have more than one designation; and (B) a Portfolio Site that is a Managed Site or a Deferred Site is also an Exception Site.

                   “Site Designation Dispute” has the meaning set forth in Section 4.6(a).

                   “Site Lease” means: (i) as to any Leased Site, the ground lease, rooftop lease, sublease, or any easement, license, marketing or development right, co-marketing or co-development right or other agreement or document pursuant to which Seller or Buyer holds a leasehold or subleasehold interest, leasehold or subleasehold estate, easement, license, sublicense, marketing or development right, co-marketing or co-development right or other interest in such Leased Site, together with any extensions of the term thereof (whether by exercise of any right or option contained therein or by execution of a new ground or rooftop lease or other instrument providing for the use of such Leased Site), and including all amendments, modifications, supplements, assignments and guarantees related thereto as in effect from time to time prior to the applicable Closing for such Lease Site; and (ii) as to any Usufruct Site, the usufruct pursuant to which Seller or Buyer has the right to operate such Usufruct Site.

                   “Site Lessor” means: (i) as to any Leased Site, the “lessor”, “sublessor”, “landlord”, “licensor”, “sublicensor”, or similar Person under the related Site Lease; or (ii) as to any Usufruct Site, the Governmental Authority that granted the usufruct with respect to such Usufruct Site.

                   “Site Lessor Mortgage” means any mortgage, deed of trust or similar Lien encumbering the interest of a Site Lessor that is superior to the interest of Seller or Buyer, as applicable, in a Leased Site and that exists prior to the Closing Date for such Leased Site.

                   “Site Subtenant” means, as to any Sale Site, any Person (other than Seller), that (i) is a “sublessee”, “licensee”, “sublicensee”, “tenant” or “subtenant” under any Collocation Agreement affecting the right to use Available Space at such Sale Site (prior to the applicable Closing); or (ii) subleases, licenses, sublicenses or otherwise acquires from Buyer the right to use Available Space at such Sale Site (from and after the applicable Closing).

                   “Site Subtenant Communications Equipment” means any Communications Equipment owned or leased and used by a Site Subtenant.

                   “SLA” means, as to any Sale Site, a site lease agreement, which is a supplement to the MLA, in substantially the form attached thereto.

                   “Solvent” means, when used with respect to any Person, as of any date of determination, (i) the amount of the “fair value” of the “property” of such Person will, as of such date, exceed the value of all “debts” of such Person, as of such date, as such quoted terms are generally determined in accordance with applicable federal or national laws governing determinations of the insolvency of debtors, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

                   “Special Status Site” means any Portfolio Site that is or, after giving effect to a Closing, would be: (i) a Managed Site; (ii) a Tigo Site; (iii) a Comteco Site; or (iv) identified as a “Unprofitable Rent” under the MLA Schedule 4(d) column on the Portfolio Site Information List; provided, however, that, to the extent that: (A) to the extent that a replacement collocation agreement is entered into in accordance with Section 4.2(f) with respect to a Tigo Site, then such Tigo Site will no longer be a Special Status Site; and (B) to the extent that a replacement collocation agreement is entered into in accordance with Section 4.2(g) with respect to a Comteco Site, then such Comteco Site will no longer be a Special Status Site.

                   “Special Status Site Cap” has the meaning set forth in Section 3.2(b).

                   “Specified Matters” means the matters disclosed in the following Sections of the Seller Disclosure Schedule: Sections 5.7, 5.8(1)-(2), and 5.10(1)-(7).

                   “Specified Renewal Sites” means any Portfolio Site for which term of the Site Lease was extended or renewed during the period commencing on January 1, 2019 and ending on the Initial Closing Date.

                   “Specified Representations and Warranties” means the representations and warranties set forth in Sections 5.1, 5.2(a), 5.2(b), 5.9, 5.11, 5.12, 5.15, 6.1, 6.2(a), 6.2(b) (other than Sections 6.2(b)(iii)), 6.5, 6.7, and 6.8.

                   “Subsequent Closing” has the meaning set forth in Section 2.6(a).

                   “Subsequent Closing Date” has the meaning set forth in Section 2.6(a).

                   “Subsidiary” means, with respect to any Person, any other Person (i) of which at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries or (ii) of which such Person is the general partner.

                   “Taken” means, as to any Portfolio Site, a condemnation, foreclosure, deed in lieu of foreclosure or similar proceeding, in each case, that is existing or pending as of the Initial Closing Date and involving a Lien or Site Lessor Mortgage that results in (i) the Tower on such Portfolio Site being unusable as a communications tower or (ii) the ability of the Tower on such Portfolio Site to continue to be usable as a communications tower being materially impaired and the value of such Portfolio Site being materially impaired.

                   “Taken Site” means a Sale Site with respect to which a pending written notice from a Governmental Authority has been received prior to the Closing Date for such Sale Site by Seller or its Affiliates, which if the claims in such notice are determined to be accurate it would cause such Sale Site to be Taken.

                   “Target Date” means February 15, 2019.

                   “Tax” or “Taxes” means any and all impositions, fees (including license, documentation and registration fees), taxes (including income, capital gains, gross receipts, gross margin, ad valorem, excise, value-added, sales, use, transfer, franchise, capital stock, doing business, license, stamp, business and occupation, withholding, employment, or payroll tax), Property Taxes, levy or duty, or other charge, assessment, deduction or withholding of any nature whatsoever, together with any fee, assessment, penalty, fine, addition to tax or additional amount with respect to any of the foregoing, and interest on any of the foregoing, in each case imposed by any Governmental Authority (whether imposed directly by a Governmental Authority or indirectly through any other Person, or determined by reference to the Tax liability of another Person, as a transferee or successor, by contract or otherwise); provided, however, that Tax does not include any amount assessed as a result of any failure to comply with any Environmental Law.

                   “Tax Return” means any return, report, statement, schedule, estimate, claim for refund or other document filed or required to be filed with any Taxing Authority (including any amendment thereof or attachment thereto).

                   “Taxing Authority” means any Governmental Authority responsible for the imposition or administration of any Tax.

                   “Termination Date” has the meaning set forth in Section 10.1(b).

                   “Third Party Claim” has the meaning set forth in Section 9.3(a).

                   “Third Party Claim Notice” has the meaning set forth in Section 9.3(a).

                   “Tigo” means Telefonica Celular de Bolivia S.A.

                   “Tigo Collocation Agreements” means the collocation agreements by and between Tigo and Seller (which may be written or oral) and that relate to the Tigo Sites in effect as of the Signing Date.

                   “Tigo Sites” means any Portfolio Site that is subject to a Tigo Collocation Agreement. The “Tigo Sites” are identified on the Portfolio Site Information List.

                   “Tower” or “Towers” means the communications towers or other support structures on the Portfolio Sites from time to time.

                   “Tower Related Assets” means, with respect to each Tower: (i) to the extent such rights are assignable or leasable, as the case may be, all rights to any warranties held by any Seller or its Affiliates exclusively with respect to such Tower (or the related Sale Site), and (ii) all related Books and Records. For the avoidance of doubt, Tower Related Assets does not include any intellectual property or intangible rights or any Excluded Assets (including any Governmental Approvals).

                   “Transfer Agreement” means the Transfer Agreement, substantially in the form attached as Exhibit E hereto.

                   “Transfer Taxes” means all sales, use, license, VAT, municipal transfer, documentary, stamp, gross receipts, registration, real estate transfer, conveyance, excise, recording and other similar Taxes and fees, including without limitation, with respect to the transfer of Assignable Sites to Buyer.

                   “Transition Services Agreement” has the meaning set forth in the Recitals.

                   “Unindemnified Taxes” shall mean all Taxes other than those for which Seller or its Affiliates is responsible under Section 2.10.

                   “USD” means United States Dollars.

                   “Usufruct Site” a Sale Site with respect to which Seller or its Affiliates holds a temporary real estate right of use and enjoyment by means of a usufruct contract and that is designated as “Usufruct” on the Portfolio Site Information List.

                   “VAT” means any and all applicable value-added and similar Taxes.

                   “Willful and Intentional Breach” means a breach or failure to perform that is a consequence of an act or omission undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act would, or could reasonably be expected to, cause a breach of this Agreement.

            SECTION 1.2        Construction.

            Unless the express context otherwise requires:

            (a)        the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

            (b)        the terms defined in the singular have a comparable meaning when used in the plural, and vice versa, and the singular forms of nouns, pronouns and verbs shall include the plural and vice versa;

            (c)        any references herein to “$” and to the payment of money are to USD (unless otherwise required by applicable Law);

            (d)        to the extent a payment is required to be made under this Agreement in USD with respect to an amount determined in accordance with BS or in BS with respect to an amount determined in accordance with USD, then, such amount will be converted to USD or BS, as applicable, using the applicable Exchange Rate in effect on the date that such payment is invoiced or becomes due and payable, as applicable;

            (e)        any references herein to a specific Article, Section, Schedule or Exhibit shall refer, respectively, to Articles, Sections, Schedules or Exhibits of this Agreement;

            (f)        any references to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, if applicable, hereof;

            (g)        any use of the words “or”, “either” or “any” shall not be exclusive;

             (h)        wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

            (i)        any references to any agreement by, or obligation of, the Affiliates of a given Party to take any action pursuant to this Agreement shall be deemed to mean that such given Party will cause the Affiliates to take such action; and

            (j)        references herein to any gender include each other gender.

            SECTION 1.3        Assignments; Transfers of Certain Assets and Liabilities.

            (a)        Notwithstanding anything in this Agreement or any Collateral Agreement to the contrary, but without limiting any of Seller’s duties and obligations arising under this Agreement or any Collateral Agreement, neither this Agreement nor any Collateral Agreement shall constitute an assignment, sublease, transfer, or other conveyance of any claim, contract, license, lease, sublease, or commitment if an attempted assignment, sublease, transfer or other conveyance thereof, without the Authorization of a third-party thereto, would constitute a breach or violation thereof or in any way adversely affect the rights of Buyer thereunder, but only to the extent such Authorization has not been obtained.

            (b)        If any Authorization described in Section 1.3(a) is not obtained, or if any attempt at an assignment, sublease, transfer or other conveyance thereof would be ineffective or would affect the rights of Seller thereunder so that Seller or Buyer would not in fact receive all such rights (including all such rights under Collocation Agreements) or would affect the ability of Seller or Buyer to obtain the benefits and rights contemplated by this Agreement and the Collateral Agreements, then, the Buyer Parties and the Seller Parties shall either (i) enter into an amendment to the Management Agreement with respect to contracts or agreements applicable to any Sale Site for which an Authorization has not been obtained pursuant to Section 1.3(a) or (ii) use commercially reasonable efforts to implement alternative arrangements reasonably acceptable to the Parties designed to ensure that, after the applicable Closing, the Parties obtain all such benefits and rights and are in the same legal position as they would have been if such Authorization had been obtained.

ARTICLE 2

INITIAL CLOSING AND SUBSEQUENT CLOSINGS

            SECTION 2.1        Initial Closing.

            (a)        Closing Site Designations List for Initial Closing. Prior to the Initial Closing, Buyer will deliver to Seller the Closing Site Designations List for the Initial Closing, and, subject to Section 4.6, such Closing Site Designations List shall be accepted by Seller, in each case, in accordance with Section 3.2 below; provided, however, that, subject to Section 3.2(b), the Parties agree to use the Site Designations set forth on the Signing Site Designations List for purposes of the Closing Site Designations List for the Initial Closing and the first Subsequent Closing, unless, prior to the Initial Closing or the first Subsequent Closing, the Parties discover any Assignable Site should be designated as a Managed Site, in which case, the Parties will designate such Portfolio Site as a Managed Site.

            (b)        Initial Closing. At the Initial Closing:

                          (i)        Subject to the adjustments and prorations described in Section 2.8, the Buyer Parties will pay to Seller (by wire transfer of immediately available funds to an account designated in writing by Seller at least two (2) Business Days prior to the Initial Closing Date) an amount equal to the Closing Consideration for the Initial Closing.

                          (ii)        With respect to the Assignable Sites set forth on the Closing Site Designations List for the Initial Closing, Seller will contribute, convey, assign, transfer, and deliver to Buyer, and Buyer will acquire, accept and assume from Seller, all of Seller’s right, title and interest in, to and under the Included Property of such Assignable Sites (including the related Material Agreements) and all Post-Closing Liabilities with respect to such Assignable Sites, in each case, subject to Section 8.2(g), free and clear of all Liens (other than Permitted Liens), and Seller will retain responsibility for all Excluded Liabilities and Pre-Closing Liabilities, in each case, in accordance with the terms and conditions of the Transfer Agreement and, with respect to each Assignable Site that is an Owned Site, such other Deeds, instruments of conveyance, and other transfer documents as may be necessary to effect such transactions, in each case, in form and substance reasonably satisfactory to Seller and Buyer.

                          (iii)        The Buyer Parties and the Seller Parties will execute and deliver the Management Agreement with respect to the Managed Sites set forth on the Closing Site Designations List for the Initial Closing, and Seller will assign and delegate to Buyer, and Buyer shall accept and assume, all Post-Closing Liabilities with respect to such Managed Sites, and Seller shall retain responsibility for all related Excluded Liabilities and Pre-Closing Liabilities with respect to such Managed Sites.

                          (iv)        The Buyer Parties and the Seller Parties will execute and deliver the MLA with respect to the Assignable Sites and the Managed Sites set forth on the Closing Site Designations List for the Initial Closing (and, subject to the terms of the MLA, the initial Base Rent payable under the MLA for any such Assignable Site or Managed Site will be the “Initial Rent Amount (Monthly) (Excluding VAT)” as set forth the Portfolio Site Information List with respect to such Assignable Site or Managed Site).

                          (v)        The Buyer Parties and the Seller Parties will execute and deliver the Transition Services Agreement.

                          (vi)        Seller will deliver to Buyer an updated Section 5.13(a) of the Seller Disclosure Schedule (calculated as of the last day of the month preceding the month in which the Initial Closing is occurring) for each Portfolio Site included in the Initial Closing.

                          (vii)        The Buyer Parties and the Seller Parties will duly execute and deliver: (A) the certificates and other contracts, documents and instruments required to be delivered under Article 8 to which they are a party, including the Collateral Agreements, or in accordance with Section 7.3; and (B) any such other contracts, documents, and instruments as may be reasonably requested by any Party to consummate the transactions contemplated or required by the Initial Closing.

                          (viii)        Seller will instruct Sharefile to provide the Buyer with access to the Data Room that permits the Buyer Parties to print and download any documents and data that constitute Books and Records with respect to any Managed Sites and Assignable Sites included in the Initial Closing, which access shall not expire or terminate earlier than the Final Closing Date.

                          (ix)        Seller shall deliver to Buyer: (i) a recent certificate of good standing (Matrícula de Comercio actualizada) that confirms that the Seller is duly organized, validly existing and in good standing under the laws of Bolivia; and (ii) a recent certificate of good standing from the State of Delaware confirming that Seller Parent is validly existing and in good standing under the laws of the State of Delaware.

                          (x)        Buyer shall deliver to Seller: (i) a recent certificate of good standing (Matrícula de Comercio actualizada) that confirms that the Buyer is duly organized, validly existing and in good standing under the laws of Bolivia; (ii) a recent certificate of good standing from the State of Delaware confirming that Buyer Parent is validly existing and in good standing under the laws of the State of Delaware; and (iii) a recent certificate of good standing from the State of Delaware confirming that Buyer Guarantor is validly existing and in good standing under the laws of the State of Delaware.

                          (xi)        Buyer shall deliver to Seller a certificate dated as of the Initial Closing Date and signed by an authorized officer of each Buyer Party and Buyer Guarantor, certifying as appropriate as to: (i) copies of its organizational documents of the Buyer Parties and Buyer Guarantor as in effect on the Initial Closing Date certified by the appropriate governmental official where such documents are filed in a governmental office; (ii) all corporate or limited liability action taken by each Buyer Party and Buyer Guarantor in connection with this Agreement and the other Collateral Agreements; and (iii) the names of the authorized officers of each Buyer Party and Buyer Guarantor authorized to sign the Collateral Agreements and their true signatures; in each case, in form and substance reasonably satisfactory to Seller.

                          (xii)        Seller shall deliver to Buyer a certificate dated as of the Initial Closing Date and signed by an authorized officer of each Seller Party, certifying as appropriate as to: (i) copies of its organizational documents of the Seller Parties as in effect on the Initial Closing Date certified by the appropriate governmental official where such documents are filed in a governmental office; (ii) all corporate or limited liability action taken by each Seller Party in connection with this Agreement and the other Collateral Agreements; and (iii) the names of the authorized officers of each Seller Party authorized to sign the Collateral Agreements and their true signatures; in each case, in form and substance reasonably satisfactory to Buyer.

            SECTION 2.2        Subsequent Closings.

            (a)        Closing Site Designations List for Subsequent Closing. Prior to each Subsequent Closing, Buyer will deliver to Seller the Closing Site Designations List for such Subsequent Closing, and such Closing Site Designations List shall be accepted by Seller, in each case, in accordance with Section 3.2 below.

            (b)        Subsequent Closings. At each Subsequent Closing:

                         (i)        Subject to the adjustments and prorations described in Section 2.8, the Buyer Parties will pay to Seller (by wire transfer of immediately available funds to an account designated in writing by Seller at least two (2) Business Days prior to such Subsequent Closing Date) an amount equal to the Closing Consideration for such Subsequent Closing.

                          (ii)        With respect to any Assignable Sites set forth on the Closing Site Designations List that are being converted from a Managed Site in such Subsequent Closing, Seller will contribute, convey, assign, transfer, and deliver to Buyer, and Buyer will acquire, accept and assume from Seller, all of Seller’s right, title and interest in, to and under the Included Property of such Assignable Sites (including the related Material Agreements) and all Post-Closing Liabilities with respect to such Assignable Sites, in each case, subject to Section 8.2(g), free and clear of all Liens (other than Permitted Liens), and Seller will retain responsibility for all Excluded Liabilities and Pre-Closing Liabilities, in each case, in accordance with the terms and conditions of the Transfer Agreement and, with respect to each such Assignable Site that is an Owned Site, such other Deeds, instruments of conveyance, and other transfer documents as may be necessary to effect such transactions, in each case, in form and substance reasonably satisfactory to Seller and Buyer.

                          (iii)        The Buyer Parties and the Seller Parties will enter into:

                          (A)        an amendment to the Management Agreement, pursuant to which, among other things: (1) Seller will grant to Buyer the right to operate each Managed Site (including the Included Property thereof) identified on the Closing Site Designations List for such Subsequent Closing that was not a Managed Site in a prior Closing until such time as such Managed Site becomes an Assignable Site; and (2) the Management Agreement will be terminated with respect to any Assignable Sites set forth on the Closing Site Designations List that are being converted from a Managed Site in such Subsequent Closing;

                          (B)        an amendment to the MLA, pursuant to which, among other things: (1) Buyer will: (x) lease to Seller the Seller Collocation Space at the Assignable Sites set forth on the Closing Site Designations List for such Subsequent Closing that were not included as Assignable Sites in a prior Closing; and (y) reserve and make the Seller Collocation Space at each Managed Site set forth on the Closing Site Designations List for such Subsequent Closing and that were not included as a Managed Site in a prior Closing available for the exclusive use and possession of Seller until such time as such Managed Site becomes an Assignable Site; and (2) the MLA will be revised to reflect the conversion of any Managed Sites to Assignable Sites in connection with such Subsequent Closing (and, subject to the terms of the MLA, the initial Base Rent payable under the MLA for any such Assignable Site or Managed Site will be the “Initial Rent Amount (Monthly) (Excluding VAT)” as set forth the Portfolio Site Information List with respect to such Assignable Site or Managed Site); and

                          (C)        an amendment to the Transition Services Agreement, pursuant to which, among other things, any new Portfolio Sites included in such Subsequent Closing will become subject to the Transition Services Agreement.

                          (iv)        The Buyer Parties and the Seller Parties shall duly execute and deliver: (A) the certificates and other contracts, documents and instruments required to be delivered under Article 8 to which they are parties, including the Collateral Agreements, or in accordance with Section 7.3; and (B) any such other contracts, documents, and instruments as may be reasonably requested by any Party to consummate the transactions contemplated or required by such Subsequent Closing.

                          (v)        Seller will instruct Sharefile to provide Buyer with access to the Data Room that permits Buyer to print and download any documents and data that constitute Books and Records with respect to any Managed Sites and Assignable Sites included in such Subsequent Closing that were not included in a prior Closing, which access shall not expire or terminate earlier than the Final Closing Date.

                          (vi)        Seller shall deliver to Buyer: (i) a recent certificate of good standing (Matrícula de Comercio actualizada) that confirms that the Seller is duly organized, validly existing and in good standing under the laws of Bolivia; and (ii) a recent certificate of good standing from the State of Delaware confirming that Seller Parent is validly existing and in good standing under the laws of the State of Delaware.

                          (vii)        Buyer shall deliver to Seller: (i) a recent certificate of good standing (Matrícula de Comercio actualizada) that confirms that the Buyer is duly organized, validly existing and in good standing under the laws of Bolivia; (ii) a recent certificate of good standing from the State of Delaware confirming that Buyer Parent is validly existing and in good standing under the laws of the State of Delaware; and (iii) a recent certificate of good standing from the State of Delaware confirming that Buyer Guarantor is validly existing and in good standing under the laws of the State of Delaware.

                          (viii)        Buyer shall deliver to Seller a certificate dated as of such Subsequent Closing Date and signed by an authorized officer of each Buyer Party, certifying as appropriate as to: (i) copies of its organizational documents of the Buyer Parties as in effect on such Subsequent Closing Date certified by the appropriate governmental official where such documents are filed in a governmental office; (ii) all corporate or limited liability action taken by each Buyer Party in connection with this Agreement and the other Collateral Agreements; and (iii) the names of the authorized officers of each Buyer Party authorized to sign the Collateral Agreements and their true signatures; in each case, in form and substance reasonably satisfactory to Seller.

                          (ix)        Seller shall deliver to Buyer a certificate dated as of such Subsequent Closing Date and signed by an authorized officer of each Seller Party, certifying as appropriate as to: (i) copies of its organizational documents of the Seller Parties as in effect on such Subsequent Closing Date certified by the appropriate governmental official where such documents are filed in a governmental office; (ii) all corporate or limited liability action taken by each Seller Party in connection with this Agreement and the other Collateral Agreements; and (iii) the names of the authorized officers of each Seller Party authorized to sign the Collateral Agreements and their true signatures; in each case, in form and substance reasonably satisfactory to Buyer.

            SECTION 2.3        Items Excluded from Closings.

            (a)        Except for the Post-Closing Liabilities, neither Buyer nor its Affiliates shall assume any Liabilities of Seller or its Affiliates in any Closing.

            (b)        Notwithstanding anything to the contrary contained herein, as a result of the consummation of the transactions contemplated by this Agreement (including at any Closing), Buyer shall not lease, acquire or have any rights with respect to, or obligations to the extent relating to (i) the Excluded Assets, the Excluded Liabilities, or the Pre-Closing Liabilities, and (ii) any and all rights or obligations that accrue or shall accrue to Seller or its Affiliates under this Agreement or any Collateral Agreement, and neither Buyer nor its Affiliates shall be liable as between the Parties for any Excluded Liabilities or Pre-Closing Liabilities.

            SECTION 2.4        As Is, Where Is.

            EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT (I) IT IS THE EXPLICIT INTENT OF EACH PARTY THAT THE PROPERTY BEING CONTRIBUTED, CONVEYED, ASSIGNED, TRANSFERRED AND DELIVERED BY SELLER IS BEING SO CONTRIBUTED, CONVEYED, ASSIGNED, TRANSFERRED AND DELIVERED “AS IS, WHERE IS,” WITH ALL FAULTS, AND THAT SELLER IS NOT MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, OTHER THAN THOSE EXPRESSLY GIVEN IN THIS AGREEMENT (WHICH SHALL SURVIVE ONLY TO THE EXTENT SET FORTH IN SECTION 9.4), INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE PORTFOLIO SITES OR THE TOWERS AND EQUIPMENT LOCATED THEREON (OR THE COLLOCATION AGREEMENTS) AND ANY REPRESENTATION OR WARRANTY AS TO THE ENVIRONMENTAL COMPLIANCE OR CONDITION OF THE PORTFOLIO SITES OR THE INCLUDED PROPERTY AND (II) PURSUANT TO CERTAIN COLLATERAL AGREEMENTS, BUYER SHALL ASSUME AND PAY, HONOR AND DISCHARGE WHEN DUE IN ACCORDANCE WITH THEIR TERMS ANY AND ALL POST-CLOSING LIABILITIES. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, NO REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT IS INTENDED TO, OR DOES, COVER OR OTHERWISE PERTAIN TO ANY EXCLUDED ASSETS OR EXCLUDED LIABILITIES OR TAXES FOR WHICH SELLER OR ITS AFFILIATES ARE RESPONSIBLE UNDER SECTION 2.10.

            SECTION 2.5        Initial Closing Place and Date.

            (a)        The transactions described in Section 2.1(b) shall take place at a closing (the “Initial Closing”) on the Target Date or on such earlier date as Seller and Buyer shall agree on in writing; provided, however, that, if the applicable conditions set forth in Article 8 have not been satisfied on or prior to the Target Date, then, unless this Agreement is sooner terminated in accordance with Section 10.1, the Initial Closing shall take place on the fifth (5th) Business Day following the date that the applicable conditions set forth in Article 8 (other than conditions which are to be satisfied by delivery at the Initial Closing) have been duly satisfied or waived or such other date as Seller and Buyer may mutually agree in writing. The Initial Closing shall be held at the offices of Carlos Gerke Mendieta Estudio Juridico located at Av. Julio C. Patiño Nº 1377, Calacoto, La Paz, Bolivia, or such other place upon which Seller and Buyer may agree in writing.

            (b)        If either: (i) the Initial Closing has not taken place on or before the Target Date; or (ii) Seller has not received the wire transfers contemplated by Section 2.1(b)(i) with respect to the Initial Closing on or before February 22, 2019, in each case, for any reason other than as a result of a failure of a closing condition in Section 8.1 or Section 8.2, then, notwithstanding anything in this Agreement to the contrary, Buyer will be in material breach of this Agreement and Seller will have the right to pursue any and all of its rights and remedies under this Agreement and applicable Law with respect to such breach (including, without limitation, the right to specific performance).

            (c)        If either: (i) the first Subsequent Closing have not taken place on or before February 22, 2019; or (ii) Seller has not received the wire transfers contemplated by Section 2.2(b)(ii) with respect to the first Subsequent Closing on or before February 22, 2019, in each case, for any reason other than as a result of a failure of a closing condition in Section 8.1 or Section 8.2, then, notwithstanding anything in this Agreement to the contrary, Buyer will be in material breach of this Agreement and will have until February 28, 2019 to cure such breach and: (A) if such breach is not cured on or before February 28, 2019, then Seller will have the right to pursue any and all of its rights and remedies under this Agreement and applicable Law with respect to such breach (including, without limitation, the right to specific performance); and (B) if such breach is cured on or before February 28, 2019, then, subject to satisfaction of the conditions precedent in Article VIII, the Parties will complete the first Subsequent Closing on or before February 28, 2019.

            SECTION 2.6        Subsequent Closings.

            The transactions described in Section 2.2(b) shall take place at one or more closings after the Initial Closing (each, a “Subsequent Closing”) on such dates as either Seller or Buyer may reasonably request in writing (but in no event shall a Subsequent Closing be held on a day that is not a Business Day or more frequently than once every 60 days or less frequently than every 90 days or after the Final Closing Date (unless otherwise agreed to in writing by Seller and Buyer)), subject to the requesting Party providing the other Parties with at least five (5) Business Days’ notice prior to the date of such Subsequent Closing (each, a “Subsequent Closing Date”); provided, however, that: (i) if the applicable conditions set forth in Article 8 have not been satisfied on or prior to the scheduled Subsequent Closing Date, then such Subsequent Closing shall take place on the fifth (5th) Business Day following the date that the applicable conditions set forth in Article 8 (other than conditions which are to be satisfied by delivery at such Subsequent Closing) have been duly satisfied or waived or such other date as Seller and Buyer may mutually agree in writing; (ii) the first Subsequent Closing will take place on or before February 22, 2019; and (iii) the Parties will conduct a Subsequent Closing as soon as practicable after the Final Closing Date. Each Subsequent Closing shall be held at the offices of Seller at the offices of Carlos Gerke Mendieta Estudio Juridico located at Av. Julio C. Patiño Nº 1377, Calacoto, La Paz, Bolivia, or such other place upon which Seller and Buyer may agree in writing.

            SECTION 2.7        Preparation of Closing Documents.

          (a)        Subject to the terms and conditions of this Agreement (including Section 4.3), Seller shall prepare (using, subject to the terms and conditions of this Agreement, the information set forth on the Portfolio Site Information List or the applicable Closing Site Designations List, as applicable, all the exhibits to the Collateral Agreements (except for the SLAs, which shall be prepared in accordance with Section 2.7(b)), and a closing statement and a flow of funds for each Closing, in a form reasonably acceptable to the Parties.

            (b)        The SLA applicable to each Sale Site shall be prepared in accordance with, and at the times required by the MLA.

            SECTION 2.8        Prorating of Expenses.

            (a)        Except as provided in the MLA and the Management Agreement, as of each Closing Date, for purposes of determining Pre-Closing Liabilities and Post-Closing Liabilities, prorations of receivables, payables, expenses, and revenue relating to the use, occupancy and operation of the Included Property of the applicable Portfolio Sites included in such Closing shall be made on an accrual basis in accordance with GAAP, with Seller being obligated to make any payments in respect of payables and expenses (including ground rent payments under Site Leases), and being entitled to retain any receivables and revenue (including collocation revenue under Collocation Agreements and prepaid rent), in respect of events, and for periods and portions thereof ending on or prior to such Closing Date, and the Buyer Parties being obligated to make any payments in respect of payables and expenses (including ground rent payments under Site Leases), and being entitled to receive any receivables and revenue (including collocation revenue under Collocation Agreements and prepaid rent), in respect of events, and for periods and portions thereof beginning subsequent to such Closing Date. The Parties shall work in good faith to determine and finalize any amounts due under this Section 2.8 prior to the applicable Closing Date. The net amount of the prorations set forth in this Section 2.8 shall be credited to (or debited from) the Closing Consideration payable by the Buyer Parties at the applicable Closing; provided, however, that, to the extent any such prorations are not finalized by the applicable Closing Date, the Parties shall work in good faith to finalize as promptly as practicable, but in no event later than sixty (60) days after the applicable Closing Date, (the “Proration Dispute Resolution Deadline”), and, subject to Section 2.8(b), the appropriate Party will pay the other Party or Parties such net amount at that time. Notwithstanding the foregoing, the Parties recognize that the terms and conditions of any Site Lease may contain reconciliation periods for operating expenses, Property Taxes, utilities or similar charge back item which may not be calculable by the Proration Dispute Resolution Deadline. In such case, the Proration Dispute Resolution Deadline shall be extended with respect to such Site Lease unless and until the reconciliation event has occurred; provided, however, that, in no event will the Proration Dispute Resolution Deadline be extended beyond one hundred eighty (180) days after the applicable Closing Date.

            (b)        If any dispute regarding the prorations is not resolved in accordance with Section 2.8(a) and the Parties do not reach agreement on the disputed prorations on or prior to the Proration Dispute Resolution Deadline in accordance with Section 2.8(a), then, no later than ten (10) Business Days after the Proration Dispute Resolution Deadline: (i) each Party will prepare, execute and deliver to the Financial Independent Consultant its own certificate (each, a “Proration Certificate”) that sets forth, with respect to each disputed proration, the prorations proposed by such Party, and (ii) the Parties will submit all such disputed Prorations for resolution by the Financial Independent Consultant. For each disputed proration submitted to the Financial Independent Consultant, the Financial Independent Consultant must select either the proration proposed by Seller or the proration proposed by Buyer, each as set forth in the applicable Proration Certificate, which selection will be set forth in a report prepared by the Financial Independent Consultant (the “Financial Independent Consultant Proration Report”) and submitted to the Parties. The Financial Independent Consultant shall make its determination as promptly as may be reasonably practicable, and the Parties will instruct the Financial Independent Consultant to endeavor to complete such Financial Independent Consultant Report within a period of no more than sixty (60) days after the dispute is submitted to the Financial Independent Consultant. The Financial Independent Consultant may conduct such proceedings as the Financial Independent Consultant believes, in its sole discretion, will assist in making its determination; provided, however, that, all communications between any Party or any of their respective Representatives, on the one hand, and the Financial Independent Consultant, on the other hand, will, to the extent practicable, be in writing with copies simultaneously delivered to the non-communicating Parties and, if not practicable, may be by teleconference with a representative of each Party being present. The Financial Independent Consultant’s determination will be final, binding and conclusive on the Parties, effective as of the date the Financial Independent Consultant Report is received by the Parties.

The Parties agree that: (A) the dispute resolution process conducted pursuant to this Section 2.8(b) is the exclusive mechanism for the resolution of disputes with respect to prorations; and (B) no action, suit or proceeding may be brought in any other forum with respect to any such matters. Each of the Buyer Parties, on the one hand, and Seller, on the other hand, will bear one-half of the fees and expenses of the Financial Independent Consultant. Within five (5) Business Days after receipt of the Financial Independent Consultant Proration Report the appropriate Party will pay the other Party or Parties the net amount of the prorations set forth therein by wire transfer of immediately available funds to an account designated in writing by the other Party.

            SECTION 2.9        Signage.

            Buyer shall, from and after the applicable Closing Date, have the right to place, at its sole cost and expense, signage on any Sale Site to put third parties on notice of its management or ownership interest, as applicable, in such Sale Site, subject to compliance with applicable Laws and any Site Lease applicable to such Sale Site in question.

            SECTION 2.10      Tax Matters.

            (a)        Taxes in General. Except as expressly provided in this Agreement or Section 19 of the MLA, Seller shall be responsible for, shall pay, and shall defend, indemnify and hold harmless Buyer for, all Taxes allocable to any period ending prior to the Closing for a Sale Site to the extent attributable to the ownership, operation, use, leasing, management, maintenance, or occupancy of the Sale Sites by Seller or any third party (other than Buyer or any Affiliate of Buyer). Except as expressly provided in this Agreement or Section 19 of the MLA, the Buyer Parties shall be responsible for, shall pay, and shall defend, indemnify and hold harmless Seller and its Affiliates for, all Taxes allocable to any period ending after the Closing for a Sale Site to the extent attributable to the ownership, operation, use, leasing, management, maintenance, or occupancy of the Sale Site. For the avoidance of doubt, each Party shall be responsible for Taxes imposed on its own net income and no Party shall be entitled to indemnification for Net Income Taxes.

            (b)        Tax Cooperation. The Parties will furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Included Property transferred pursuant to this Agreement and the Collateral Agreements (including access to Books and Records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Claims relating to any Tax. Any expenses incurred in furnishing such information or assistance will be borne by the Party requesting it.

            (c)        Income Tax Treatment. Each of the Parties agrees that it shall (i) for purposes of determining Taxes (but not for any other purpose) and subject to any adjustments as a result of payments made in accordance with Section 2.8, Section 4.5, Section 4.6, or Section 9.10, allocate the Closing Consideration (including, for the avoidance of doubt, any Allocated Site Holdback Consideration) paid to Seller and any Post-Closing Liabilities the assumption of which by Buyer are properly treated as “purchase price” in accordance with applicable Law as set forth on the closing statement delivered in accordance with Section 2.7 for each Closing, (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with such allocation, and (iii) take no position, and cause its Affiliates to take no position, inconsistent with such allocation on any applicable Tax Return, except as otherwise required by Law or an Order. If such allocation is disputed by any Taxing Authority, then the Party receiving notice of such dispute shall promptly notify the other Parties of such dispute.

            (d)        Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated at each Closing shall be borne by Seller, and Seller shall pay, and shall indemnify and hold harmless Buyer from, all such Transfer Taxes; provided, however, that, notwithstanding foregoing: (i) to the extent that a Portfolio Site becomes an Excluded Site after the Closing for such Portfolio Site, Buyer will pay all applicable Transfer Taxes in connection with returning the Portfolio Site to Buyer; and (ii) Buyer shall pay, and shall indemnify and hold harmless Seller from, all such Transfer Taxes.

            (e)        Withholding and VAT. Each Party shall be entitled to deduct and withhold any Taxes required by applicable Law to be withheld from any amounts payable to the other Parties pursuant to this Agreement and the Collateral Agreements. The applicable Party shall timely and directly pay to the applicable Governmental Authority, according to applicable Law, all VAT payments made by the other Parties pursuant to this Agreement and the Collateral Agreements and provide to the other Parties evidence of such payment of VAT to the applicable Governmental Authority promptly thereafter.

            (f)        Survival. Notwithstanding anything to the contrary contained herein, the agreements and indemnities contained in this Section 2.10 shall survive indefinitely after the consummation of the transactions contemplated by this Agreement or the termination of this Agreement.

            SECTION 2.11      Integrated Transactions.

            The Parties acknowledge and agree that: (i) the transactions contemplated by this Agreement and the Collateral Agreements are dependent upon one another; (ii) the Parties would not have entered into this Agreement and the Collateral Agreements unless this Agreement and all of the Collateral Agreements were being entered into as and when contemplated; and (iii) this Agreement and the Collateral Agreements are to be treated as a single integrated and indivisible agreement for all purposes, including the Bankruptcy of any Party. The Buyer Parties agree that the payment contemplated by Section 2.1(b)(i) and Section 2.2(b)(i) to be made by the Buyer Parties is non-refundable and that the Buyer Parties shall not have any right of abatement, reduction, setoff, counterclaim, rescission, recoupment, refund, defense or deduction with respect thereto, including in connection with any event of default by Seller or any casualty or condemnation, in each case except as otherwise expressly contemplated by the terms of this Agreement or the Collateral Agreements.

ARTICLE 3

SITE DESIGNATIONS LISTS

            SECTION 3.1        Signing Site Designations List.

            Seller has prepared in good faith and delivered to Buyer, and Buyer has reviewed, the Signing Site Designations List attached as Schedule 2 hereto, which categorically identifies, as of the Signing Date, Seller’s Site Designations for each Portfolio Site.

            SECTION 3.2        Closing Site Designations Lists.

            (a)        Subject to Section 3.2(b) and Section 3.2(c), at least five (5) Business Days prior to each Closing Date, Buyer shall reasonably and in good faith prepare and deliver to Seller a list (each, a “Closing Site Designations List”) that categorically identifies, as of the date thereof, the Site Designations for each Portfolio Site in accordance with this Agreement. If there is any information that is discovered after the delivery of a Closing Site Designations List for a Closing and prior to the consummation of such Closing that would impact the Site Designations set forth on such Closing Site Designations List, the Parties will work together in good faith to update such Closing Site Designations List in accordance with this Agreement to reflect such new information. Any disputes with respect to a Closing Site Designations List for a Portfolio Site will be resolved in accordance with Section 4.6. For any Site Designations on a Closing Site Designations List that are different than the Site Designations on the Signing Site Designations List or the Closing Site Designations List from the immediately prior Closing (including any Exceptions for a Portfolio Site for which the Closing has not yet occurred and that were not identified on the Closing Site Designations List for the Initial Closing), as applicable, Buyer must deliver to Seller, no later than concurrently with delivery of the Closing Site Designations List or as otherwise required by this Agreement (including Article 4), documentation, to the extent available, that reasonably demonstrates that such Site Designations on such Closing Site Designations List are true and correct (which documentation shall include for each applicable Portfolio Site copies of all applicable Authorizations (including any Consent Agreements or Notices) or evidence of other matters that cured any applicable Exceptions to the extent Seller does not already have such copies or evidence). Notwithstanding anything to the contrary in this Agreement, after the Closing for a Portfolio Site, the Parties will not have any right or duty to identify any Exceptions that were not identified on the Closing Site Designations List for the Closing for such Portfolio Site.

            (b)        To the extent that, after giving effect to a Closing, the number of Special Status Sites that would constitute Sale Sites would exceed seventy-one (71) Sale Sites (the “Special Status Site Cap”) and, with respect to such Closing, the closing condition in Section 8.3(h) would not be satisfied, then Seller and Buyer will cooperate and work in good faith to designate as Deferred Sites the number and identity of Sale Sites that were not included in a prior Closing in order to eliminate any such excess above the Special Status Site Cap for such Closing and so that the closing condition in Section 8.3(h) would be satisfied for such Closing.

            (c)        Each Closing Site Designations List (and the related documentation) must be reasonably acceptable to Seller and countersigned by Seller. For the avoidance of doubt, all Site Designations will be made, and each Closing Site Designations List will be prepared, in accordance with the terms and conditions of this Agreement and the Collateral Documents for each Closing will be prepared in accordance with the Closing Site Designations List accepted by Seller. Any disputes with respect to a Site Designation for a Portfolio Site will be resolved in accordance with Section 4.6.

            SECTION 3.3        No Representations or Warranties.

            For the avoidance of doubt, the Parties agree that, except for Buyer’s and Seller’s covenants expressly set forth in this Article 3, the matters described in this Article 3 (and on the Signing Site Designations List and any Closing Site Designations List) shall not be considered as representations warranties of any Party under this Agreement.

ARTICLE 4

OTHER PROCEDURES FOR PORTFOLIO SITES

            SECTION 4.1        Site Designations.

            Subject to the terms and conditions of this Agreement, with respect to each Portfolio Site (other than an Excluded Site), if at the Closing for such Portfolio Site: (i) there are no Exceptions with respect to such Portfolio Site or (ii) all of the Exceptions with respect to such Portfolio Site have been corrected, waived, or addressed, then, except as otherwise provided in this Article 4, such Portfolio Site will thereafter be deemed to be an “Assignable Site”, otherwise, such Portfolio Site will be a Managed Site or a Deferred Site (unless and until it becomes an Assignable Site) in accordance with this Agreement.

            SECTION 4.2        Certain Procedures with Respect to Identifying and Curing Exceptions.

            (a)        From and after the Signing Date until December 31, 2019 (the “Final Closing Date”), the Parties shall coordinate and cooperate in good faith to identify and cure any and all Exceptions (except for those Exceptions related to Excluded Sites) and to cause the conversion of any Managed Sites and Deferred Sites to Assignable Sites; provided, however, that, notwithstanding the foregoing, from and after the Closing for a Portfolio Site, the Parties will not have any right or duty to identify any Exceptions that were not identified on the Closing Site Designations List for the Closing for such Portfolio Site. Notwithstanding the foregoing: (i) Seller shall have principal responsibility, at its sole cost and expense (except as otherwise provided herein), for devising and implementing the strategy for curing any and all Exceptions, (ii) Seller shall prepare and deliver (and re-deliver) Consent Agreements and receive Consents from and after the Signing Date, and (iii) Seller shall, in the case of each Authorization that requires only notice to be delivered to a Person, use commercially reasonable efforts to deliver a Notice to each such Person as promptly as reasonably practicable after the Signing Date, provided, however, that any form of Consent or Notice that is not in substantially the form attached hereto as Exhibit D-1 or Exhibit D-2, respectively, shall be approved in writing by Buyer, which approval will not be unreasonably withheld, conditioned, or delayed. If, prior to the Closing for a Portfolio Site, Buyer or its Representatives receive communications from any Person regarding any of the foregoing matters or the transactions contemplated by this Agreement, Buyer and its Representatives (A) shall direct any such Person to contact Seller and (B) may respond to any unsolicited communications that are non-written, but only if Buyer receives approval in writing from Seller, which approval will not be unreasonably withheld, conditioned, or delayed. Buyer shall exercise its rights under this Section 4.2(a) in a manner that does not interfere with the business activities or relationships of Seller and its Affiliates. In no event will Seller agree to amend the terms of any Site Lease to the extent it relates to a period after the Closing Date for the applicable Portfolio Site in conjunction with obtaining a Consent Agreement without the prior written approval of Buyer, which approval will not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Agreement, Seller will not be obligated to pay any consent fee or other amount to any Site Lessor in order to obtain a Consent or cure an Exception under a Site Lease. In addition, for each Assignable Site, Buyer and Seller will cooperate to prepare, execute, and deliver to the applicable Site Lessor any notices required under, and in accordance with the terms of, the applicable Site Lease with respect to the transactions contemplated by this Agreement or the Collateral Agreements within ten (10) Business Days after the applicable Closing for such Assignable Site.

            (b)        Except as otherwise provided in Section 4.2(a) or in the Management Agreement, and without increasing Buyer’s rights under Section 4.2(a), Buyer shall (i) not initiate contact (A) with any Site Lessor or (B) any other Person in connection with any notices or requests for consents to assignments, transfers, leases and subleases of Site Leases, in each case without first affording Seller a reasonable opportunity to participate in such contact, (ii) include Seller in any written communications with any such Person (including Notices and Consents), (iii) to the extent reasonably practicable, not engage in any telephone conversations with any such Person without a Representative of Seller having been invited to participate on such call, and if a Representative of Seller is not on such call, promptly following the conclusion of such call, notify Seller of any such telephone conversations, (iv) obtain approval from Seller for the content of any such communications, such approval not to be unreasonably withheld, delayed or conditioned, and (v) provide Seller with copies of all written or other communications from such Persons.

            (c)        Notwithstanding anything to the contrary contained in this Agreement, from and after the Final Closing Date, Seller and Buyer may, in their respective discretion, continue any efforts, from time to time, to cure any remaining Exceptions for any Sale Sites, and the Parties shall execute and deliver such documentation as the other Parties may prepare and as may be reasonably requested from time to time with respect thereto, including execution of the documents required for an additional Subsequent Closing. Buyer shall promptly reimburse Seller for its reasonable out-of-pocket costs and expenses related to providing assistance pursuant to this Section 4.2(c) after the Final Closing Date.

            (d)        Following the cure of any Exceptions with respect to a Portfolio Site, the Party that took the action that resulted in such cure shall promptly provide written notice to the other Parties, identifying the Portfolio Site together with the related Exceptions that were cured and containing a brief statement regarding how such Exceptions were cured, which notice shall include for each applicable Portfolio Site, copies of all applicable Authorizations (including any Consent Agreements or Notices) or other documentation that establish by clear and convincing evidence that any applicable Exceptions have been cured.

            (e)        From and after the Signing Date, Buyer shall not, and shall cause its Affiliates and its and their respective officers, directors, employees and Representatives not to, take any actions designed and a purpose of which is to cause third parties to provide notices or to take the position that any Portfolio Site is, may be, or should be a Managed Site or an Excluded Site.

            (f)        As soon as practicable after the Closing for the Tigo Sites, Seller and Buyer will use commercially reasonable efforts to negotiate with Tigo new replacement collocation agreements and such other related agreements with respect to the Tigo Collocation Agreements that: (i) are in form and substance satisfactory to Buyer; (ii) terminate the Tigo Collocation Agreements so that Tigo is no longer a subtenant of Seller on the Tigo Sites and instead has a direct landlord-tenant relationship with Buyer; (iii) are without regard to additional or supplementary possible sites and colocations by and between Buyer or its Affiliates, on one hand, and Tigo or its Affiliates, on the other hand; and (iv) are otherwise on market terms for similarly situated tower sites.

            (g)        As soon as practicable after the Closing for the Comteco Sites, Seller and Buyer will use commercially reasonable efforts to negotiate with Comteco new replacement collocation agreements and such other related agreements with respect to the Comteco Collocation Agreements that: (i) are in form and substance satisfactory to Buyer and Seller; (ii) terminate the Comteco Collocation Agreements so that Comteco is no longer a subtenant of Seller on the

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SECTION 4.3 ***Excluded Sites.***

(a) Seller may elect, in its sole discretion, by written notice to Buyer given at any time prior to the Closing for a Portfolio Site, to designate such Portfolio Site as an Excluded Site and exclude such Portfolio Site from the transactions contemplated by this Agreement to the extent:

(i) such Portfolio Site is an Exception Site and the cost of curing the Exception Site Conditions is reasonably expected to exceed $[redacted]; provided, however, that, to the extent that such cost is reasonably expected to exceed $[redacted], such Portfolio Site will not be an Excluded Site as a result of such Exception Site Conditions if Buyer and Seller mutually agree in writing on the terms and conditions that will apply to the curing of such Exception Site Conditions;

(ii) Seller designates such Portfolio Site as an Excluded Site; provided, however, that Seller may designate, in the aggregate, no more than fifteen (15) Excluded Sites pursuant to clause (ii) of this Section 4.3(a); or

(iii) Seller designates any of the following Portfolio Sites as an Excluded Site prior to the Closing for such Portfolio Site: (A) Buyer Site ID BO-SC-1056 / Seller Site ID SC3090; (B) Buyer Site ID BO-SC-1035 / Seller Site ID SC3058; and (C) Buyer Site ID BO-LP-1021 / Seller Site ID LP1067.

(b) Buyer's sole right to designate any Portfolio Site as an Excluded Site is in accordance with the terms of Section 4.4(c).

(c) Without limiting Buyer's and Seller's rights under Section 4.3(a) or Section 4.3(b), any Portfolio Site that is a Taken Site on the Closing Site Designations List for the Initial Closing may be designed by the mutual agreement of Buyer and Seller as an Excluded Site.

(d) If a Closing for a Portfolio Site has not occurred at the Closing related to the Final Closing Date because such Portfolio Site is a Deferred Site in such Closing, then such Portfolio Site will be deemed an Excluded Site.

(e) Upon the designation of a Portfolio Site as an Excluded Site in accordance with this Agreement, all references to such Portfolio Site in the representations and warranties contained in this Agreement shall be deemed to have been deleted effective as of the Signing Date as if such representations and warranties were never made.

SECTION 4.4 ***Exception Sites.***

(a) If a Portfolio Site is identified as an Exception Site on the Signing Site Designations List or, if prior to the Closing for a Portfolio Site, Seller or Buyer reasonably and in good faith determine that such Portfolio Site constitutes an Exception Site, then Seller or Buyer, as the case may be, shall promptly notify the other Party in writing that it considers such

Portfolio Site to be an Exception Site and provide the other Party with reasonable specificity as to the reasons therefor (including section references to the applicable Exception Site Condition(s)) and the actions necessary to cure (if curable) the applicable Exception Site Condition(s) applicable to such Portfolio Site. Until the Final Closing Date Deadline, Seller shall use commercially reasonable efforts at its sole cost and expense, to cure the outstanding Exception Site Condition(s) identified on the Closing Site Designations List for the Closing for a Portfolio Site that cause such Portfolio Site (other than an Excluded Site) to be an Exception Site.

            (b)        Except as otherwise provided in this Agreement, if Seller or Buyer does not designate an Exception Site as an Excluded Site in accordance with Section 4.3 or such Exception Site is not designated as a Deferred Site in accordance with Section 3.2(b) or the definition of Deferred Site, then such Portfolio Site shall be deemed a Managed Site until such time as the Exception Site Conditions causing such Portfolio Site to be an Exception Site have been cured and Seller has provided reasonable supporting documentation evidencing the cure of such Exception Site Conditions or such Portfolio Site becomes an Excluded Site in accordance with this Agreement.

            (c)        Subject to Section 8.3(h), if Seller is unable to cure any Exception relating to a Managed Site or Deferred Site prior to the Final Closing Date Deadline, then:

(i)

For each such Managed Site that is not subject to a Material Exception, such Managed Site will continue as a Managed Site after giving effect to the Closing relating to the Final Closing Date and, at such Closing, Buyer will pay to Seller the Allocated Site Holdback Amount for each such Managed Site.

(ii)

For each such Deferred Site that is not subject to a Material Exception, such Deferred Site will become a Managed Site in such Closing (subject to Section 8.2(g)) and, at such Closing, Buyer will pay to Seller the Allocated Site Consideration for such Managed Site.

(iii)

For each such Managed Site that is subject to a Material Exception, Buyer may elect, in its sole discretion, to (A) designate such Managed Site as an Excluded Site or (B) allow such Managed Site to continue as a Managed Site after giving effect to such Closing and, at such Closing, Buyer will pay to Seller the Allocated Site Holdback Consideration for such Managed Site.

(iv)

For each such Deferred Site that is subject to a Material Exception, Buyer may elect, in its sole discretion, to (A) designate such Deferred Site as an Excluded Site or (B) convert such Deferred Site to a Managed Site in such Closing and, at such Closing, Buyer will pay to Seller the Allocated Site Consideration for such Managed Site.

Buyer will deliver written notice of its elections under this Section 4.4(c) to Seller no later than ten (10) Business Days after the Final Closing Date Deadline. If Buyer does not deliver such notice within such ten (10) Business Day period, then Seller may make such elections by delivering written notice thereof to Buyer within fifteen (15) Business Days after the Final Closing Date Deadline. If any Managed Site is so designed as an Excluded Site, then, at the Closing relating to the Final Closing Date, and (in addition to the other actions to be taken at such Closing with respect to any Managed Sites becoming Assignable Sites and Deferred Sites becoming Managed Sites or Assignable Sites) any Managed Site will become an Excluded Site and the Parties shall take all actions, make all payments and execute all documents reasonably necessary (and any necessary amendments to existing documentation as appropriate) to ensure that the Parties are in the same legal position as they would have been if such Managed Site was an Excluded Site at the Closing for such Managed Site, including rescinding the transaction that occurred with respect to such Managed Site at the Closing for such Managed Site under this Agreement and the Collateral Agreements and, in accordance with Section 4.5: Seller or Buyer, as applicable, paying the Net Amount for such Managed Site to Buyer or Seller, as applicable.

            (d)        Any dispute regarding whether a Portfolio Site is an Exception Site will be resolved in accordance with Section 4.6. Without limiting Seller’s duties under this Section 4.4, Buyer shall coordinate with Seller prior to Buyer incurring any out-of-pocket costs and expenses in connection with any efforts to cause the circumstances causing any Portfolio Site to be an Exception Site to be cured. In the event that Seller approves the incurrence of such costs and expenses in writing, Seller shall be responsible for reimbursing, and shall promptly (but in any event no later than fifteen (15) days following request with reasonable detail therefor) reimburse, Buyer for all approved commercially reasonable out-of-pocket costs and expenses incurred by it in connection with any efforts to cause the Exception Site Condition(s) causing any Portfolio Site to be an Exception Site to be cured.

            SECTION 4.5        Payment of the Aggregate Net Amount.

            If applicable, Seller or Buyer, as applicable, is required to make payment to Buyer or Seller, as applicable, on the Final Closing Date (or, with respect to any Portfolio Site subject to a pending Site Designation Dispute as of the Final Closing Date Deadline, as soon as practicable thereafter and without duplication), of an amount equal to the aggregate Net Amount for each Portfolio Site that became an Excluded Site and was returned to Seller after the applicable Closing and on or prior to the Final Closing Date in accordance with Section 4.4(c) or 4.6. The amount of the Excluded Site Consideration included in such aggregate payment shall be treated as an adjustment to the Closing Consideration. In addition, if Buyer has paid or received any amounts that constitute a Net Amount after the applicable Closing Date for a Portfolio Site and prior to the Final Closing Date Deadline, then no later than five (5) Business Days following the Final Closing Date Deadline, Buyer will provide Seller with reasonable supporting documentation thereof, and the Parties will work reasonably and in good faith to mutually agree upon the aggregate Net Amount to be paid in accordance with this Section 4.5. In furtherance of the foregoing, the Parties shall execute and deliver, as applicable, (i) amended schedules and exhibits to the MLA; (ii) amended schedules and exhibits to the Management Agreement; and (iii) amended schedules or exhibits to all other applicable Collateral Agreements. For the avoidance of doubt, the sole and exclusive rights and remedies of the Parties with respect to adjustments to Closing Consideration, payment of the aggregate Net Amount and matters relating to Site Designation are set forth in this Article 4, and except as expressly provided otherwise in this Section 4.5 with respect to the calculation and the payment of the aggregate Net Amount, the Parties shall have no other rights or remedies with respect to such matters after the Final Closing Date. Dispute Resolution.

           SECTION 4.6        Dispute Resolution.

            (a)        The Parties intend to provide for an expedited dispute resolution process that shall resolve any and all disputes solely with respect to the Site Designation of any Portfolio Site (each a “Site Designation Dispute”). As such, any Site Designation Dispute shall be subject to the dispute resolution process provided in this Section 4.6. Should a Party wish to initiate a dispute resolution process with respect to any Site Designation Dispute, it shall first deliver to the other Parties a written notice (a “Notice of Dispute”) that specifies in reasonable detail the Site Designation Dispute that such Party wishes to have resolved; provided, however, that (i) to the extent practicable, any such notice must be delivered at least thirty (30) days prior to the Final Closing Date and (ii) any such dispute must be consistent with, and not conflict with, the terms and conditions of this Agreement relating to Site Designations and Exceptions (including, without limitation, the definition of Exception). Any Portfolio Site subject to a bona fide Site Designation Dispute will be deemed a Managed Site or a Deferred Site, as applicable, until such Site Designation Dispute is resolved in accordance with this Section 4.6.

            (b)        If the Parties are not able to resolve a Site Designation Dispute within ten (10) days of a Party’s receipt of the applicable Notice of Dispute, then such Site Designation Dispute shall be promptly submitted to the Legal Independent Consultant for resolution and the Legal Independent Consultant shall determine the Site Designation of the Portfolio Site subject to such Site Designation Dispute. The Parties shall cooperate with the Legal Independent Consultant and shall proceed reasonably and in good faith to endeavor to cause the Legal Independent Consultant to resolve any Site Designation Dispute no later than ten (10) days after the Site Designation Dispute is submitted to the Legal Independent Consultant. Buyer, on the one hand, and Seller, on the other hand, each shall pay one-half of the fees and expenses of the Legal Independent Consultant. The Legal Independent Consultant’s resolution of the disagreement shall be reflected in a written report, which report shall be delivered promptly to Buyer and Seller and shall set forth the Legal Independent Consultant’s determination of the Site Designation for the Portfolio Site subject to the Site Designation Dispute. Judgment may be entered upon the Legal Independent Consultant’s report in any court having jurisdiction over the Party against which such report is to be enforced.

            (c)        The Legal Independent Consultant conducting any dispute resolution shall be bound by, and shall not have the power to modify, the provisions of this Agreement, any Collateral Agreement, or any other related agreements, instruments, and other documents. Unless otherwise provided in this Agreement, each Party shall pay its own costs, fees and expenses (including for counsel, experts and presentation of proof) in connection with any dispute resolution under this Section 4.6.

            (d)        Each Party agrees that the dispute resolution process conducted pursuant to this Section 4.6 is the exclusive mechanism for the resolution of disputes with respect to Site Designation Disputes and agrees that no action, suit or proceeding may be brought in any other forum relating to any such matters. All determinations of Site Designation in accordance with this Section 4.6 are final and conclusively binding on the Parties.

            (e)        With respect to all Site Designation Disputes resolved after the Closing Date for a Portfolio Site, on the date that is twenty (20) Business Days after the final date of such resolution, the Parties shall take all actions, make all payments and execute all documents reasonably necessary (and any necessary amendments to existing documentation as appropriate) to ensure that the Parties are in the same legal position as they would have been if the Site Designation(s) for such Portfolio Site(s) was properly determined at such Closing, including, if applicable: (i) rescinding the transaction(s) that occurred with respect to such Portfolio Site(s) at such Closing under this Agreement and the Collateral Agreements and, in accordance with Section 4.5, Buyer or Seller, as applicable, paying the Net Amount for such Portfolio Site(s) to Seller or Buyer, as applicable and (ii) executing and delivering, as applicable; (A) amended schedules and exhibits to the MLA; (B) amended schedules and exhibits to the Management Agreement; and (C) amended schedules or exhibits to all other applicable Collateral Agreements, in each case, in order to reflect the revised Site Designation(s).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

            Except as disclosed in the corresponding sections or subsections of the Seller Disclosure Schedule (it being agreed that, notwithstanding the foregoing, disclosure of any item in any section of the Seller Disclosure Schedule shall be deemed disclosure of such item with respect to any other section of the Seller Disclosure Schedule to the extent that the relevance of such item to such other section is reasonably apparent from the face of such disclosure), and except for any uncured Exceptions specifically identified on the Signing Site Designations List and the applicable Closing Site Designations List for the Closing for each Portfolio Site, Seller represents and warrants to Buyer as follows:

            SECTION 5.1        Organization.

            Seller is a Bolivian corporation sociedad anónima duly organized, validly existing and in good standing under the Laws of Bolivia with the requisite corporate power and authority to carry on its business (including the ownership, lease and operation of the Included Property of the Sale Sites) as it is now being conducted. Seller Parent is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of Delaware with the requisite corporate power and authority to carry on its business.

            SECTION 5.2        Authority; Enforceability; No Conflicts.

            (a)        Each Seller Party has the requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery by each Seller Party of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate or limited liability company action of each Seller Party. Each Seller Party has duly executed and delivered this Agreement. On each Closing Date, each Seller Party shall have duly executed and delivered each of the Collateral Agreements to which it is a party (including, at any Subsequent Closing, any amended schedules and exhibits to the existing, or new, Collateral Agreements to which it is a party, as the case may be). Assuming the due execution and delivery of each such agreement by each party thereto other than each Seller Party, this Agreement is the legal, valid and binding obligation of each Seller Party, and on each Closing Date, each of the applicable Collateral Agreements to which each Seller Party is a party (as amended at such time and as theretofore amended) shall be the legal, valid and binding obligation of each Seller Party, in each case, enforceable against it in accordance with its respective terms, subject to the effect of Bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity.

            (b)        The execution, delivery and performance by each Seller Party of this Agreement and of each of the Collateral Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby on their terms and conditions, do not (or would not if it were a party hereto) and shall not, with or without notice or lapse of time or both, result in (i) a breach or violation of, or a conflict with, any provision of the organizational documents of such Seller Party, (ii) subject to Section 1.3, a breach or violation of, or a conflict with, any provision of Law or a Governmental Approval (excluding any Governmental Approval from a Governmental Authority in its role as a Site Lessor under a Site Lease) to which such Seller Party or the Included Property is subject or (iii) subject to Section 1.3, a breach or violation of, or a conflict with, constitute a default under, or permit the acceleration of any Liability or result in the creation of any Lien, other than Permitted Liens, upon any of the properties or assets constituting Included Property of such Seller Party under, any Material Agreements (including any Material Agreement with a Governmental Authority in its role as a Site Lessor under a Site Lease).

            SECTION 5.3        Title to Property.

            (a)        Seller: (i) holds: (A) a valid and existing leasehold, subleasehold, easement, license or sublicense, marketing or development right, co-marketing or co-development right, permit, possessory, or other similar valid interest in the Leased Sites Land related to each Sale Site (B) an ownership interest in the Owned Site Land; and (C) a valid usufruct with respect to each Usufruct Site; in each case free and clear of all Liens, except for Permitted Liens; and (ii) owns or has rights in all right, title and interest in, to and under all of the Included Property of each Sale Site (other than the Land related to such Sale Site), free and clear of any Liens, except for Permitted Liens.

            (b)        At the applicable Closing, with respect to each Assignable Site, such ownership interest in the Owned Site Land and such valid and existing leasehold, subleasehold, easement, license or sublicense, marketing or development right, co-marketing or co-development right, permit, usufruct, possessory or other similar valid interest in, to and under, and all other rights and interests of Seller in, or has rights in to and under, all of the Included Property of each Assignable Site shall pass to Buyer, in each case free and clear of all Liabilities except for Post-Closing Liabilities relating to such Assignable Site and except for Unindemnified Taxes, and free and clear of all Liens, except for Permitted Liens.

            SECTION 5.4        Real Property.

          (c)        (i) Seller is not a party to any agreement with any Person (other than this Agreement) to transfer or encumber all or any portion of any Sale Site (excluding, for these purposes, the rights of the Site Subtenants under the Collocation Agreements, immaterial dedications to Governmental Authorities, Permitted Liens and any Site Lessor’s reversionary interest in a Tower upon the termination of the respective Site Lease or right to use a portion of such Tower during the term of the Site Lease without additional payment) and (ii) as of the Closing Date for a Portfolio Site, none of the lenders of Seller has a security interest or mortgage on any Assignable Site.

            (d)        As of the applicable Closing for a Sale Site: (i) Seller has not received written notice that any condemnation proceedings have been instituted with respect to such Sale Site and (ii) no such proceedings are pending or, to the Knowledge of Seller, threatened with respect to such Sale Site.

           SECTION 5.5        Other Property.

            (a)        Each Sale Site includes a Tower that is operational, structurally sound and in satisfactory order and repair (consistent with industry standards for wireless communications tower sites in South America and other than ordinary wear and tear) and each Sale Site includes Tower Related Assets that are in satisfactory working order (consistent with industry standards for wireless communications tower sites in South America and other than ordinary wear and tear); provided, however, that Seller makes no representation with respect to any Excluded Assets. Each Sale Site includes a Tower and Tower Related Assets which are sufficient to conduct the operations of such Sale Site in a manner consistent with current operations of such Sale Site except that the Tower Related Assets do not include any Governmental Approvals relating to such Sale Site.

            (b)        Each Sale Site includes the rights to install, maintain and use utilities for provision of electric power and access to a form of telecommunications service.

            (c)        Each Sale Site includes vehicular ingress and egress to public streets or private roads that is suitable for the purposes used by Seller in the ordinary course of business, and except for Sale Sites which are accessed by helicopter, all-terrain vehicle, or by other means of transportation in the ordinary course of maintenance and repair. The Sale Sites that are accessed by helicopter, all-terrain vehicle, or by other means of transportation in the ordinary course of maintenance and repair (and the means of such access) are set forth in Section 5.5(c) of the Seller Disclosure Schedule.

            (d)        The Included Property of the Sale Sites, taken as a whole, has been operated and maintained, in all material respects, in the ordinary course of business and consistent with past practice and in accordance with industry standards for wireless communications tower sites in South America.

            SECTION 5.6        Material Agreements.

            (a)        True, correct and complete (in all material respects) copies of all Material Agreements, the Comteco Collocation Agreements, and the Tigo Collocation Agreements (other than the oral Tigo Collocation Agreements, which are described in Section 5.6(a) of the Seller Disclosure Schedule) as in effect on the Signing Date have been made available to Buyer in the Data Room.

            (b)        Each Material Agreement (i) is in full force and effect (except with respect to Material Agreements that expire in accordance with their terms after the Signing Date or are terminated in accordance with their terms and, if terminated by Seller, in accordance with the terms of this Agreement after the Signing Date), (ii) has been duly authorized, executed and delivered by Seller, and (iii) is a legal, valid and binding obligation, enforceable against Seller, subject to the effect of Bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity.

            (c)        Seller is, in all material respects, in compliance with all Material Agreements. Seller is not and, to the Knowledge of Seller, no other party to a Material Agreement, is, as of the Signing Date, in breach of or default in any material respect under, any Material Agreement.

            (d)        Except for the Material Agreements, there is no other contract or agreement, other than any Collateral Agreement, that is material to the current ownership, operation or leasing of the Sale Sites, other than (i) those that will not be in effect with respect to the Sale Sites following the applicable Closing for such Sale Site; (ii) those for which Buyer will not have any Liability; or (iii) access agreements related to such Sale Sites.

            (e)        Seller does not hold or have the right to obtain, as a security deposit or similar collateral or security under a Collocation Agreement, any cash, cash equivalents, letters of credit or marketable securities (except where Seller is the Site Lessor under the Collocation Agreement).

            (f)        Except for the Tigo Collocation Agreements, no Master Collocation Agreement provides reciprocal rights for Seller to collocate on a wireless communication tower owned or leased by a Site Subtenant or any of its Affiliates.

            (g)        As of December 31, 2018, Seller has not received any written notice of termination or non-renewal of any Collocation Agreement in accordance with the terms thereof. From and after the Signing Date until the applicable Closing for a Portfolio Site, Seller has provided or will provide to Buyer copies of all written notices of terminations or non-renewals of any Collocation Agreement received by Seller relating to such Portfolio Site.

            SECTION 5.7        Litigation; Orders.

            There is no action, suit or proceeding pending or, to the Knowledge of Seller, threatened in writing against Seller or its Affiliates, with respect to any Sale Site by or before any Governmental Authority or by any Person. There are no Orders pending or, to the Knowledge of Seller, threatened in writing against Seller or its Affiliates with respect to the Included Property of any of the Sale Sites or otherwise binding on any Included Property of any of the Sale Sites.

            SECTION 5.8        Environmental Matters.

            Seller has not received any written notification prior to the Signing Date from a Governmental Authority that any Sale Site is not in compliance with applicable Environmental Laws, and, as of the Signing Date, there are no other facts, circumstances or conditions, at or affecting any Sale Site, that could reasonably be expected to result in any liability for, or require any abatement or correction by, the Parties under applicable Environmental Law. Each Sale Site is currently and, during the three (3) year period prior to the Signing Date, has been in compliance in all material respects with all Environmental Laws and, during such two (2) year period, Seller has not received from any Person any written notice, request, or claim pursuant to an Environmental Law that relates to a Sale Site, which, in each case, either remains pending or unresolved. Seller is not a party in interest with respect to any judgment, order, writ, injunction or decree issued with respect to a Sale Site pursuant to any Environmental Law. Seller has provided or otherwise made available to Buyer in the Data Room any and all copies of Seller’s material environmental reports, studies, audits, records, sampling data, site assessments compliance reports and plans, and other similar documents, in each case, with respect to the Sale Sites and that relate to any material Environmental Condition. To the Knowledge of Seller, there has been no release of Hazardous Material in contravention of Environmental Law with respect to the Sale Sites. No Sale Site is subject to an Environmental Condition. Section 5.8 of the Seller Disclosure Schedule identifies every Sale Site on which a generator (temporary or permanent) or fuel, chemical or other storage tank is currently installed or in use and, to the extent known, includes the date of each such installation.

            SECTION 5.9        Brokers, Finders, Etc.

            Seller and its Affiliates have not employed any broker, finder, investment banker or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees for which Buyer or any of its Affiliates would be responsible in connection with the transactions contemplated by this Agreement or any of the Collateral Agreements.

            SECTION 5.10      Compliance with Laws and Governmental Approvals.

            (a)        Except in connection with service outages, Seller is not operating, and has not operated during the two (2) year period prior to the Signing Date, any Sale Site and the related Tower and Improvements in violation, in any material respect, of any applicable Laws and Governmental Approvals. During the two (2) year period prior to the Signing Date, Seller has not received any notification that any Sale Site lacks any necessary Governmental Approvals that are material to the operation of such Sale Site or been provided with notice from a Governmental Authority that a Sale Site must be decommissioned.

            (b)        During the two (2) year period prior to the Signing Date, Seller has not received written notice of any claim, investigation, action, arbitration or proceeding from any Governmental Authority as to the condition, operation or use of any Sale Site that could reasonably be expected to adversely impact the ability to operate such Sale Site.

            SECTION 5.11      Taxes.

           (a)        Seller has duly and timely filed, or shall so file when due, with the appropriate Governmental Authorities (or there have been or shall be duly and timely filed on its behalf) all Bolivian national and other material Tax Returns required to be filed by Seller with respect to Taxes owing in respect of the Included Property, and all such Tax Returns are true, correct and complete in all material respects with respect to such Taxes. Except to the extent of any timely filed appeal or protest, all material Taxes with respect to the Included Property that are due and payable prior to the Closing Date for a Sale Site have been paid by Seller. There are no Liens relating to Taxes on the Sale Sites other than Permitted Liens.

            (b)        Seller (i) is not a party to any audit, action, suit or proceeding relating to the Sale Sites by any Taxing Authority or received notice of initiation thereof by any Taxing Authority for which the statute of limitations for the assessment of Taxes remains open; and (ii) is not a party to any allocation or sharing agreement with respect to Taxes with respect to the Sale Sites (except as may be set forth in the Material Agreements). To the Knowledge of Seller, there are no pending or threatened actions, suits or proceedings against Seller by any Taxing Authority with respect to the Sale Sites.

            (c)        All Taxes relating to the Sale Sites that Seller is required to withhold or to collect for payment have been duly withheld and collected and timely paid to the proper Taxing Authority or third party.

            SECTION 5.12        Solvency.

            Seller is not entering into this Agreement or the Collateral Agreements with the intent to hinder, delay or defraud either present or future creditors of Seller. Immediately prior to each Closing, Seller shall be Solvent. Assuming the satisfaction of the conditions to the obligation of Seller to consummate each Closing, then, after giving effect to the transactions contemplated by this Agreement at such Closing, Seller shall be Solvent.

            SECTION 5.13             Site Lease Payments; Accounts Receivable.

            (a)        The expense information relating to the Portfolio Sites set forth on Section 5.13(a) of the Seller Disclosure Schedule (as the same may be updated in accordance with Section 2.1(b)(vi)): (i) is true and correct in all material respects for the period(s) set forth therein; (ii) includes the amount of the payments made by Seller under each Site Lease for each Portfolio Site for such period; and (iii) was prepared based on the Books and Records and industry standards for wireless communications tower sites in South America.

            (b)        Section 5.13(b) of the Seller Disclosure Schedule sets forth a true, correct and complete list as of January 31, 2019 of the total outstanding Accounts Receivable and the aging of such Accounts Receivable based on the following schedule: 0-30 days, 31-60 days, 61-90 days and over 90 days, from such date. The Accounts Receivable identified in Section 5.13(b) of the Seller Disclosure Schedule are, to the Knowledge of Seller, subject to no defenses, counterclaims or rights of set-off (except as may be expressly provided in any of the Material Agreements or as may arise in the ordinary course of business).

            SECTION 5.14      Insurance.

            Section 5.14 of the Seller Disclosure Schedule sets forth a list of all pending claims and the current claims history under all policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers' compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller and relating to the Portfolio Sites since January 1, 2016.

            SECTION 5.15      Anti-Corruption Laws.

            Seller and its Affiliates, officers, directors, employees, and, to the Knowledge of Seller, agents have not, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of any applicable Law (including any Anti-Corruption Laws) or established or maintained any fund or asset that has not been recorded in the books and records of Seller or any Affiliate thereof for such purpose. Seller and its Affiliates are in compliance, and have for the past three (3) years complied, in all material respects, with all applicable Anti-Corruption Laws. None of Seller and its Affiliates, officers, directors, employees, and, to the Knowledge of Seller, agents: (a) is, or with respect to any such Persons that are not natural Persons, is owned by, a Person currently identified on the Specially Designated Nations and Blocked Persons List maintained by the OFAC or any other similar list maintained by OFAC pursuant to any authorizing statute, executive order or regulation; or (b) is a Person with whom a citizen of the United States is prohibited to engage in transactions by any Anti-Corruption Laws. Seller has established reasonable internal controls and procedures designed to ensure compliance with all applicable Anti-Corruption Laws. Notwithstanding anything to the contrary in this Section 5.15, the representations and warranties in this Section 5.15 are limited to the activities of the Seller and its Affiliates in Bolivia.

            SECTION 5.16 Certain Collocation Matters.

            (a)        With respect to the Tigo Sites listed in Section 5.16(a) of the Seller Disclosure Schedule that become Assignable Sites in a Closing, Seller has not made any outstanding offer to Tigo to provide collocation space on the ground and the related Tower at each such Tigo Site in excess of such collocation space provided to Tigo at each such Tigo Site as of such Closing pursuant to paragraph 21 of the Contrato de Acceso y Uso Compartido de Infrastructura: Co-Ubicacion y/o Cosite, dated April 19, 2016 (as the same may be amended, modified, and supplemented from time to time), that would, by its terms, apply to Buyer following such Closing for any such Tigo Site.

            (b)        Except as provided in Section 5.16(a), Seller has not made any offer or is not otherwise obligated to provide collocation space to Tigo on the ground and related Towers on any Portfolio Site other than pursuant to:

(i)

Seller’s Oferta Basica de Interconexion, dated February 2013 (as the same may be amended, modified, and supplemented from time to time), which is applicable to all communications facilities owned or operated by Seller (including, without limitation, the space on the ground and the related Tower at each Portfolio Site): and

(ii)	Seller’s oral commitment to Tigo to provide collocation space on the ground and the related Tower at the Portfolio Sites listed on Section 5.6(a) of the Seller Disclosure Schedule.

            SECTION 5.17      No Implied Representations.

            EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS ARTICLE 5 OR ANY CERTIFICATE OR COLLATERAL AGREEMENT DELIVERED PURSUANT TO THIS AGREEMENT, SELLER AND ITS AFFILIATES ARE NOT MAKING ANY OTHER REPRESENTATION OR WARRANTY (INCLUDING WITH RESPECT TO ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER RELATING TO FUTURE REVENUES, EXPENSES OR EXPENDITURES OR FUTURE RESULTS OF OPERATIONS).

            SECTION 5.18      Additional Matters with Respect to Representations and Warranties.

            For the avoidance of doubt: (a) no representation, warranty, or covenant is being made hereunder with respect to (i) any Portfolio Site which is an Excluded Site or a Deferred Site, (ii) any Excluded Assets or (iii) any Site Subtenant Communications Equipment; and (b) with respect to any representations and warranties relating to a Sale Site, such representations are only made as of the Signing Date and as of applicable Closing for such Sale Site.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

            Except as disclosed in the corresponding sections or subsections of the Buyer Disclosure Schedule (it being agreed that, notwithstanding the foregoing, disclosure of any item in any section of the Buyer Disclosure Schedule shall be deemed disclosure of such item with respect to any other section of the Buyer Disclosure Schedule to the extent that the relevance of such item to such other section is reasonably apparent from the face of such disclosure), Buyer represents and warrants to Seller as follows:

            SECTION        6.1 Organization.

            Buyer is a corporation or other entity duly organized, validly existing and in good standing under the laws of Bolivia with the requisite corporate or other power and authority to carry on in all material respects its business as it is now being conducted. Each of Buyer Parent and Buyer Guarantor is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with the requisite limited liability company power and authority to carry on in all material respects its business as it is now being conducted.

            SECTION        6.2 Authority; Enforceability; No Conflicts.

            (a)        Each Buyer Party and Buyer Guarantor has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, and each Buyer Party and Buyer Guarantor has the requisite corporate or limited liability company power and authority to execute and deliver each Collateral Agreement to which it is a party (if any), to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by each Buyer Party and Buyer Guarantor of this Agreement and the consummation of the transactions contemplated by this Agreement have been, and the execution and delivery by each Buyer Party and Buyer Guarantor of the Collateral Agreements to which it is a party (if any) and the consummation of the transactions contemplated thereby have been duly authorized by all requisite corporate or limited liability company action of such Buyer Party and Buyer Guarantor. Each Buyer Party and Buyer Guarantor (i) has duly executed and delivered this Agreement, and (ii) on each Closing Date shall have duly executed and delivered each of the Collateral Agreements to which it is a party. Assuming the due execution and delivery of each such agreement by each party thereto other than each Buyer Party and Buyer Guarantor, this Agreement is the legal, valid and binding obligation of each Buyer Party and Buyer Guarantor, and on each Closing Date, each of the Collateral Agreements to which it is a party (as amended at such time and as theretofore amended) shall be the legal, valid and binding obligation of each Buyer Party and Buyer Guarantor, in each case, enforceable against it in accordance with its respective terms, subject to the effect of Bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity.

            (b)        The execution, delivery and performance by each Buyer Party and Buyer Guarantor of this Agreement and each of the Collateral Agreements to which it is a party (if any), and the consummation of the transactions contemplated hereby and thereby on their terms and conditions, do not and shall not, with or without notice or lapse of time or both, result in (i) a breach or violation of, or a conflict with, any provision of the organizational documents of each Buyer Party or Buyer Guarantor or (ii) subject to Section 1.3, a breach or violation of, or a conflict with, any provision of Law or a Governmental Approval applicable to either Buyer Party or Buyer Guarantor or (iii) subject to Section 1.3, a breach or violation of, or a conflict with, or constitute a default under, or permit the acceleration of any Liability or result in the creation of any Lien upon any of the properties or assets of either Buyer Party or Buyer Guarantor under, any contract or agreement binding on either Buyer Party or Buyer Guarantor.

            SECTION 6.3        Governmental Approvals, Consents, Reports, Etc.

            Section 6.3 of the Buyer Disclosure Schedule contains a list of all Governmental Approvals and other filings, applications or notices required to be made, filed, given or obtained by Buyer or any of its Affiliates with, to or from any Governmental Authorities or other Persons in connection with the consummation of the transactions contemplated by this Agreement, except (a) those that become applicable solely as a result of the specific regulatory status of Seller, and (b) those approvals, filings, applications and notices the failure to make, file, give or obtain could not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of either Buyer Party to consummate the transactions contemplated by this Agreement and each of the Collateral Agreements to which it is a party.

            SECTION 6.4        Litigation; Orders.

            There is no action, suit or proceeding pending or, to the Knowledge of Buyer, threatened in writing against Buyer or its Affiliates that would reasonably be likely to prevent, delay, or impair the ability of either Buyer Party or Buyer Guarantor to consummate or fulfill its obligations with respect to the transactions contemplated by this Agreement by or before any Governmental Authority or by any Person. There are no Orders pending or, to the Knowledge of Buyer, threatened in writing against Buyer or its Affiliates with respect to transactions contemplated by this Agreement.

            SECTION 6.5        Brokers, Finders, Etc.

            Buyer and its Affiliates have not employed any broker, finder, investment banker or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees for which Seller or its Affiliates would be responsible in connection with the transactions contemplated by this Agreement or any of the Collateral Agreements.

            SECTION 6.6        Financial Capability.

            Buyer has, as of the Signing Date, and shall have on each Closing Date, access to sufficient funds to enable Buyer and its Affiliates to consummate the transactions contemplated hereby, including payment of the Closing Consideration and fees and expenses of Buyer and its Affiliates relating to the transactions contemplated hereby.

            SECTION 6.7        Solvency.

            Neither Buyer Party nor Buyer Guarantor is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of such Buyer Party or Buyer Guarantor. Assuming the satisfaction of the conditions to the obligation of Buyer to consummate each Closing, then, after giving effect to each Closing, each Buyer Party and Buyer Guarantor will be Solvent immediately following the consummation of such Closing.

            SECTION 6.8        Anti-Corruption Laws.

            Buyer and its Affiliates, officers, directors, employees, and, to the Knowledge of Buyer, agents have not, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of any applicable Law (including any Anti-Corruption Laws) or established or maintained any fund or asset that has not been recorded in the books and records of Buyer or any Affiliate thereof for such purpose. Buyer and its Affiliates are in compliance, and have for the past three (3) year complied, in all material respects, with all applicable Anti-Corruption Laws. None of Buyer and its Affiliates, officers, directors, employees, and, to the Knowledge of Buyer, agents: (a) is, and with respect to any such Persons that are not natural Persons is owned by, a Person currently identified on the Specially Designated Nations and Blocked Persons List maintained by the OFAC or any other similar list maintained by OFAC pursuant to any authorizing statute, executive order or regulation; or (b) is a Person with whom a citizen of the United States is prohibited to engage in transactions by any Anti-Corruption Laws. Buyer has established reasonable internal controls and procedures designed to ensure compliance with all applicable Anti-Corruption Laws. Notwithstanding anything to the contrary in this Section 6.8: (i) the representations and warranties in this Section 6.8 are limited to the activities of the Buyer and its Affiliates in Bolivia; and (ii) in no event is Buyer making such representations or warranties with respect to activities of Buyer and its Affiliates outside of Bolivia.

            SECTION 6.9        No Implied Representations.

            EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY BUYER IN THIS ARTICLE 6 OR IN ANY CERTIFICATE OR COLLATERAL AGREEMENT DELIVERED PURSUANT TO THIS AGREEMENT, BUYER AND ITS AFFILIATES ARE NOT MAKING ANY OTHER REPRESENTATION OR WARRANTY.

ARTICLE 7

COVENANTS

            SECTION 7.1        Investigation of Portfolio Sites; Access to Properties and Records.

            (a)        Prior to the Closing for a Portfolio Site, but subject to (i) contractual and legal restrictions applicable to Seller and (ii) applicable Law (including Laws relating to the exchange of information), Seller shall, upon reasonable advance notice from Buyer to Seller, make its personnel reasonably available to Representatives of Buyer and afford to such Representatives reasonable access during normal business hours to the Portfolio Sites and its properties and Books and Records that, to the Knowledge of Seller, are available or reasonably can be made available (it being understood that the foregoing shall in no event require Seller and its Affiliates to create any Books and Records). In no event shall Buyer take or permit any action in its investigation of any Portfolio Site, including the accessing of Books and Records, which impairs or otherwise interferes with the use of any Portfolio Site or operations being conducted at a Portfolio Site. All requests for access shall be made to a Representative of Seller or its Affiliates as designated by Seller from time to time, who shall be responsible for coordinating all such requests and all access permitted under this Agreement and who may arrange for personnel to accompany Buyer on any actual inspections. Buyer shall indemnify Seller, its Affiliates, and their respective Representatives for any claims, losses or causes of action as a result of physical or tangible damages caused by any action by Buyer and its Representatives in connection with such access or Buyer’s and its Representatives’ other due diligence activities occurring prior to the Closing Date for a Portfolio Site; provided, however, that Buyer shall not provide any such indemnity for any claim, loss or cause of action caused by (A) the gross negligence or willful misconduct of any Seller, its Affiliates, and their respective Representatives, or (B) any physical condition existing on any Portfolio Site prior to Buyer’s or its Representative’s entry thereon (except for any incremental damage or exacerbation of any existing condition caused by Buyer or its Representatives with respect to any such physical condition), except in the case of clause (B) with respect to any claim brought by a Representative or invitee of Buyer and its Affiliates. Prior to conducting any physical inspection at any Portfolio Sites, Buyer shall obtain, and during the period of such inspection shall maintain, at its expense, commercial general liability

49

insurance, on an "occurrence" basis, including a contractual liability endorsement, and personal injury liability coverage, with Seller, its Affiliates, and their Representatives as additional insureds, from an insurer reasonably acceptable to Seller, which insurance policies must have limits of not less than $[redacted] (combined single limit) for each occurrence for bodily injury, death and property damage. Prior to making any entry upon any Portfolio Site, Buyer shall furnish to Seller certificates of insurance evidencing the foregoing coverages.

(b) Buyer and its Affiliates shall (i) hold all of the Books and Records received from Seller and its Representatives relating to the Portfolio Sites and not destroy or dispose of any such Books and Records for a period of the longer of (x) three (3) years from the applicable Closing Date or (y) such period of time as may be required by Law; and (ii) afford Seller and its Representatives, during normal business hours, upon reasonable request, reasonable access to such Books and Records to the extent that such access may be requested for any legitimate purpose.

(c) On or prior to the Closing Date for a Portfolio Site, and subject to Laws relating to the exchange of information, Seller and its Affiliates shall use their commercially reasonable efforts to deliver, or cause to be delivered, to Buyer all keys and other security access codes or devices providing entry to the Towers located at such Portfolio Site (other than Seller Improvements). In addition, as promptly as reasonably practicable following the applicable written request therefor by Buyer, and subject to Laws relating to the exchange of information, Seller shall, prior to the Closing Date for a Portfolio Site, use its commercially reasonable efforts to make available to Buyer any master site inspection agreements, master site maintenance agreements, light monitoring agreements and lease optimization agreements to the extent exclusively relating to such Portfolio Sites or the operation of such Portfolio Sites or, to the extent not so exclusively related, reasonable extracts thereof.

(d) As promptly as reasonably practicable after the Closing Date for a Portfolio Site, Seller shall: (i) use its commercially reasonable efforts to ensure that Buyer is afforded access to the Towers promptly following such Closing substantially equivalent to the access afforded to Seller immediately prior to such Closing; (ii) deliver (which may be through granting access to the Data Room) to Buyer copies of the Books and Records included in the definition of Tower Related Assets that have not previously been made available to Buyer, if any; and (iii) deliver to Buyer originals of the Books and Records included in the definition of Tower Related Assets in the possession or control of Seller that are not unduly burdensome for Seller to provide; provided, however, that Seller shall be permitted to keep a copy of all such Books and Records provided to Seller in accordance with this Agreement.

SECTION 7.2 ***Efforts to Close; Cooperation.***

(a) Subject to the provisions of this Agreement, from the Signing Date until the Closing for a Portfolio Site, Seller and Buyer each shall use their commercially reasonable efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Collateral Agreements, and to cooperate with the other in connection with the foregoing and (ii) refrain from taking, or cause to be refrained from taking, any action and to refrain from doing or causing to be done, anything which could reasonably be expected to impede or impair the prompt consummation of the transactions contemplated by this Agreement, including using their commercially reasonable efforts to (A) obtain all necessary waivers, consents, releases and approvals that are required for the consummation of the transactions contemplated by this Agreement, (B) obtain all consents, approvals and Authorizations that are required by this Agreement or any Collateral Agreement to be obtained under any Law, (C) lift or rescind any Order adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement and the Collateral Agreements, (D) effect all necessary registrations and filings, including filings and submissions of information requested or required by any Governmental Authority, (E) fulfill all conditions to the other Parties’ obligation to consummate the transactions contemplated by this Agreement and (F) respond as promptly as reasonably practical to any request for documents or information, formal or informal investigation, and/or other voluntary or compulsory process issued or initiated by a Governmental Authority. With respect to any threatened or pending preliminary or permanent injunction or other Order or Law that would adversely affect the ability of the Parties to promptly consummate the transactions contemplated by this Agreement and the Collateral Agreements, the Parties shall use their commercially reasonable efforts to prevent the entry, enactment or promulgation thereof, or to seek the removal, vacate or nullification thereof, as the case may be. In no event, however, shall Seller and its Affiliates be obligated to divest or hold separate any business or assets in connection with the consummation of the transactions contemplated by this Agreement or any Collateral Agreement, agree to any condition, restriction or limitation with respect to Seller and its Affiliates or any of their respective assets or operations, exclude any Portfolio Site from the transactions contemplated by this Agreement and the Collateral Agreements or, except as otherwise expressly provided in this Agreement or any Collateral Agreement, pay any money to any Person or to offer or grant other financial or other accommodations to any Person in connection with their obligations under this Section 7.2 (any such obligation, agreement offer or grant, being a “Regulatory Condition”). Notwithstanding anything to the contrary in this Section 7.2 or otherwise, nothing in this Agreement or any Collateral Agreement shall prevent or restrict Seller or its Affiliates in any manner from engaging in any merger, acquisition or business combination transaction or any sale, disposition or transfer of any assets (other than a sale, disposition or transfer of any Sale Site, Included Property, or any related Collocation Agreements to any Person other than Buyer) or any other corporate transaction.

           (b)        Without limiting the generality or effect of the foregoing, in the event that a Party determines in good faith that any filing or other documentation is required by applicable Law in connection with this Agreement or the consummation of the transactions contemplated hereby, the Parties shall cooperate to make such filings and use commercially reasonable efforts to provide such other documentation such that the transactions contemplated hereby can be consummated as promptly as possible after the Signing Date.

            SECTION 7.3        Further Assurances.

            From time to time, whether before, at or after the applicable Closing Date for a Portfolio Site, each of Seller and its Affiliates and Buyer and its Affiliates shall execute and deliver such further instruments of conveyance and assignment and take such other reasonable actions as may be necessary, proper or advisable to carry out the purposes and intent of this Agreement and the transactions contemplated by this Agreement and the Collateral Agreements.

            SECTION 7.4        Conduct of Collocation Operations and the Sale Sites.

            (a)        From the Signing Date until the Closing Date with respect to each Sale Site, except as expressly permitted or required by this Agreement or set forth in Section 7.4(a) of the Seller Disclosure Schedule, Seller and its Affiliates shall conduct, operate, manage, maintain and repair (as applicable) the Collocation Operations and the Sale Sites (including the Included Property and any actions or activities relating to Site Leases) in compliance with all applicable Laws in all material respects, in accordance with industry standards for wireless communication tower sites in South America and in the ordinary course of business consistent in all material respects with past practice.

            (b)        From the Signing Date until the Closing Date with respect to each Sale Site, except as contemplated by this Agreement or set forth in Section 7.4(b) of the Seller Disclosure Schedule, Seller and its Affiliates shall not, without the consent of Buyer (which consent will not be unreasonably withheld, conditioned, or delayed):

                          (i)        sell, dispose of, transfer, lease, license or encumber any of their interests in such Sale Site (including the Included Property), other than Liens that will be terminated prior to such Closing Date and Permitted Liens and replacements of worn, outmoded or defective equipment, in each case, in the ordinary course of business consistent in all material respects with past practice;

                          (ii)        manage, operate or maintain such Sale Site in a manner that would diminish its expected residual value in any material respect or shorten its expected remaining economic life in any material respect;

                          (iii)        enter into, modify, accelerate, amend, renew, terminate, cancel or grant any waiver or release under any Material Agreement related to such Sale Site;

                          (iv)        accelerate or delay collection of accounts receivable or payment of any accounts payable related to such Sale Site in advance of or beyond their regular due dates or the dates when the same would have been collected or paid, as applicable, except in the ordinary course of business consistent with past practice;

                          (v)        authorize, commit to, resolve or agree, whether in writing or otherwise, to take any of the actions set forth in this Section 7.4(b) and not otherwise permitted by such Section or this Agreement or the Collateral Agreements;

                          (vi)        make any changes to its accounting practices or procedures relating to the Sale Sites; or

                          (vii)        file or make any change to any material Tax election or any Tax Return relating solely to, or that otherwise could reasonably be expected to adversely affect, the Sale Sites except as required by Law.

           (c)        Notwithstanding this Section 7.4, nothing in this Agreement or any Collateral Agreement shall be construed or interpreted to restrict Seller and its Affiliates in their sole discretion from (i) engaging in any activity not related to the Sale Sites, (ii) taking any action with respect to any Sale Sites expressly contemplated under Article 4 or this Agreement, including designating a Sale Site as an Excluded Site and curing any Exception, subject to the limitations contained in Article 4 and the other terms of this Agreement, (iii) removing Excluded Assets from, or modifying Excluded Assets located at, the Sale Sites in a manner that does not adversely impact the condition of any Sale Site in any material respect, or (iv) taking any action with respect to any Excluded Site that does not adversely impact or affect any Sale Site in any material respect.

            (d)        Prior to the Closing for a Sale Site, Seller shall, at its sole cost and expense, use commercially reasonable efforts to discharge any Lien on Seller’s interest in the Sale Sites and the related Included Property of such Sale Sites that are not Permitted Liens; provided, however, that, notwithstanding the foregoing, if any such Lien is not discharged prior to the Closing for a Sale Site, then: (i) prior to or at the Closing for such Sale Site, Buyer will have the right to make the election specified in the proviso of Section 8.2(g); and (ii) from and after such Closing until the Final Closing Date, Seller will continue to use its commercially reasonable efforts to discharge such Lien.

            (e)        From the Signing Date and until the Closing Date for a Sale Site, Seller shall, at its sole cost and expense, maintain, or cause to be maintained, in full force and effect all of its insurance policies relating to such Sale Site, except as required by applicable Law or as modified in the ordinary course of business.

            (f)        With respect to the Tigo Sites listed in Section 5.16(a) of the Seller Disclosure Schedule that become Assignable Sites in a Closing, if, between the Signing Date and the Closing for such Tigo Site, Seller makes any offer to Tigo to (or Tigo notifies Seller that it requests that Seller) provide collocation space on the ground and the related Tower at each such Tigo Site in excess of such collocation space provided to Tigo at each such Tigo Site as of the Signing Date pursuant to paragraph 21 of the Contrato de Acceso y Uso Compartido de Infrastructura: Co-Ubicacion y/o Cosite, dated April 19, 2016 (as the same may be amended, modified, and supplemented from time to time), that would, by its terms, apply to Buyer following such Closing for any such Tigo Site, then, Seller will notify Buyer in writing within three (3) Business Days after making such an offer.

            SECTION 7.5        Public Announcements.

            Except as otherwise agreed to by the Parties, the Parties shall not (and shall cause their respective Affiliates not to) publish any report, statement or press release or otherwise make any public statements with respect to this Agreement, any Collateral Agreement or the transactions contemplated hereby or thereby, except as may be required by Law or by the rules of a national securities exchange, and in any event a Party shall, to the extent practicable, consult with the other Party a reasonable time in advance of such required disclosure, including furnishing (to the extent practicable) a draft thereof to the other Parties in advance of publication or release and considering in good faith any comments of such other Party.

            SECTION 7.6        Corporate Names.

            Buyer acknowledges and agrees that Seller and its Affiliates have the absolute and exclusive proprietary rights, by ownership or license, to use all Names incorporating each of “NuevaTel PCS de Bolivia S.A.” by itself or in combination with any other Name and the corporate design logo associated with each of “NuevaTel” and its respective color scheme, and that none of the rights thereto or goodwill represented thereby or pertaining thereto are being Leased, or otherwise assigned or transferred, hereby or in connection herewith. Buyer shall not, nor shall Buyer permit any of its Affiliates to, use any Name, phrase or logo incorporating either “NuevaTel PCS de Bolivia S.A.” or “NuevaTel” or the respective corporate design logo or color scheme in or on any of its literature, sales materials, agreements or products or otherwise in connection with the sale of any products or services or in the operation of the Sale Sites. Notwithstanding the foregoing, Buyer may use the Name “NuevaTel PCS de Bolivia S.A.” as necessary to transition the ownership or operation of a Sale Site to the Buyer, to establish the chain of title to a Sale Site or to identify the Sale Site as being subject to this Agreement or the Collateral Agreements, but only insofar as such activities are otherwise expressly authorized by this Agreement or a Collateral Agreement.

            SECTION 7.7        Actions by Buyer and Seller Affiliates.

            Buyer and Seller shall ensure that each of their respective Affiliates (including any Subsidiaries, if any) takes all actions necessary to be taken by such Affiliate in order to fulfill their respective obligations under this Agreement and the Collateral Agreements.

            SECTION 7.8        Seller’s and its Affiliates’ Rights.

            Notwithstanding any other provision in this Agreement or any Collateral Agreement, the Parties acknowledge and agree that, except with respect to the Sale Sites and then only to the extent expressly set forth herein or therein, nothing in this Agreement or any Collateral Agreement is intended to create any prohibition or restriction on Seller’s or its Affiliates’ ability to construct, lease or otherwise obtain the right to use (and lease tower space to third parties on) wireless communications tower sites, including any Excluded Sites.

            SECTION 7.9        Confidentiality.

            (a)        Except (i) as required to fulfill the obligations of Buyer and its Affiliates under this Agreement or any Collateral Agreement, (ii) to the extent necessary to assert any right or defend against any Claim arising under this Agreement or any Collateral Agreement or (iii) in connection with any financing related to the transactions contemplated by this Agreement, Buyer and its Representatives shall treat all nonpublic information obtained in connection with this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby as confidential in accordance with the terms of the Confidentiality Agreement, which is incorporated in this Agreement by reference. The Confidentiality Agreement shall terminate with respect to any Portfolio Site at the Closing for such Portfolio Site; if this Agreement is, for any reason, terminated prior to the Initial Closing, then the Confidentiality Agreement shall survive as provided in Section 10.2.

            (b)        Seller shall keep confidential, and shall cause Seller’s Subsidiaries and instruct its and Seller’s Subsidiaries’ respective Representatives to keep confidential, all material information relating to the Sale Sites or the Included Property of the Sale Sites, this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby, (i) except as required to be disclosed by Law, stock exchange rule, governmental request, court order, subpoena, regulation or other process of Law, provided, however, that the Party required to disclose such information shall have, to the extent practicable, (x) promptly notified Buyer of any such disclosure obligation prior to such disclosure and (y) used commercially reasonable efforts to cooperate with Buyer to protect all such information from such disclosure, including seeking a protective order, (ii) except for information that is available to the public on the Closing Date for a Sale Site or with respect to the transactions contemplated by this Agreement or thereafter becomes available to the public other than as a result of a breach of this Section 7.9(b), (iii) except as required to fulfill any of their obligations under this Agreement or any Collateral Agreement, (iv) except as becomes available to Seller or its Affiliates after the applicable Closing Date on a non-confidential basis from a source other than Buyer or its Affiliates, provided, however, that such other source is not known by Seller and its Affiliates after reasonable inquiry to be bound by a confidentiality obligation to Buyer or its Affiliates, (v) except for information independently developed by Seller and its Affiliates after the applicable Closing Date for a Sale Site a without use of any information relating to such Sale Site or the Included Property of such Sale Sites in their possession prior to the applicable Closing Date, (vi) except in the ordinary course of business or (vii) to the extent necessary to assert any right or defend against any Claim arising under this Agreement or any Collateral Agreement. The covenant set forth in this Section 7.9(b) shall terminate with respect to a Sale Site three (3) years after the Closing for such Sale Site.

            SECTION 7.10      Environmental Matters.

            (a)        Prior to the Closing for a Portfolio Site, to the extent permitted by the Site Lease for such Portfolio Site, Buyer may commission, at Buyer’s cost and expense, an environmental assessment of such Portfolio Site; provided, however, the completion of such environmental assessment for such Portfolio Site shall not delay the Closing for such Portfolio Site. Buyer shall indemnify Seller, its Affiliates, and their respective Representatives for any Claims resulting from or arising out of the activities undertaken to conduct any environmental assessments of any Portfolio Site by or on behalf of the Buyer; provided, however, that Buyer shall not provide such indemnity for any Claim to the extent caused by (i) the gross negligence or willful misconduct of Seller or its Affiliates or (ii) any environmental condition existing on any Portfolio Site prior to Buyer’s or its agent’s entry thereon (except for any incremental damage, release or exacerbation of an existing condition caused by Buyer or its agents with respect to any such environmental condition), except in the case of clause (ii) with respect to any Claim brought by a Representative or invitee of Buyer and its Affiliates.

            (b)        If requested by Seller, Buyer shall promptly provide (at Seller’s cost and expense) to Seller copies of any and all environmental assessment reports commissioned by Buyer on any Portfolio Site. Unless otherwise required by applicable Law, none of such reports or any information contained in such reports or otherwise generated by Buyer under this Agreement shall be released to any Person without the prior written consent of Buyer and Seller, which shall not be unreasonably withheld, except that any of Buyer or Seller may provide such reports, on a confidential basis, to their respective Affiliates, Representatives and financing sources or in connection with any merger or other corporate transaction of Buyer or Seller or its Affiliates, or disposition of assets, that includes the Portfolio Sites to which the reports apply (or any Liability with respect thereto). For the avoidance of doubt, subject to Section 7.9(b), the foregoing shall in no way restrict the ability of Seller or its Affiliates from, prior to the Closing for a Portfolio Site or the termination of this Agreement pursuant to Section 10.1, disclosing any information generated by Seller or its Affiliates. If this Agreement is terminated pursuant to Section 10.1 or if any Portfolio Site becomes an Excluded Site, then Buyer shall, if requested by Seller promptly turn over to Seller (at Seller’s sole cost and expense) all copies of all reports, documents, data and other writings and information, including copies and, if available, electronic format thereof, relating to any and all environmental assessments conducted pursuant to Section 7.9(a) with respect to environmental conditions or compliance associated with such (or all, in the event of termination of this Agreement) Portfolio Sites, provided, however, that Seller and its Affiliates may not rely thereon and Buyer shall have no obligations or liability with respect thereto.

            SECTION 7.11      Notices of Certain Events; Updates to Seller Disclosure Schedule.

            (a)        Each Party shall promptly notify the other Parties of any material fact, circumstance, changes, events or actions discovered by such Party and occurring between the Signing Date and any Closing (i) with respect to any written notice or other written communication from any Governmental Authority in connection with an Authorization related to the consummation of the transactions contemplated by this Agreement, (ii) with respect to any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (iii) with respect to any actions, suits or proceedings commenced or, to the Knowledge of such Party, threatened against, relating to or involving or otherwise affecting the Portfolio Sites that, if pending on the Signing Date, would have been required to have been disclosed pursuant to any of the representations and warranties in this Agreement or that relates to the consummation of the transactions contemplated by this Agreement, (iv) that has resulted in, or could reasonably be expected to result in, any representation or warranty made by such Party not being true and correct, (v) which has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Article 8 to be satisfied and (vi) the existence, occurrence or taking of which has had, or could reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or Buyer Material Adverse Effect, as applicable.

           (b)        A Party’s receipt of information pursuant to this Section 7.11(a) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any Party in this Agreement and shall not be deemed to amend or supplement the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as applicable.

            SECTION 7.12      Payments Received After Initial Closing.

            From and after the Closing for a Sale Site: (i) if Seller or its Affiliates receive or collect any funds that constitute Included Property relating to such Sale Site or the proceeds thereof, Seller and its Affiliates shall remit such funds to Buyer within thirty (30) days after its receipt thereof and (ii) if Buyer or its Affiliates receive or collect any funds that constitute Excluded Assets or the proceeds thereof, Buyer and its Affiliates shall remit such funds to Seller within thirty (30) days after their receipt thereof.

            SECTION 7.13      Anti-Corruption Laws.

            Each Party agrees to conduct its actions, manners, and affairs relating to the transactions contemplated by this Agreement and the Collateral Agreements in compliance with all applicable Anti-Corruption Laws. In carrying out its duties and obligations under the Agreement, neither Party will take any action, or refrain from taking any action, that would cause a breach of the representations and warranties set forth in Section 5.15 and Section 6.8, as applicable, and each Party will cause its respective Affiliates, officers, directors, employees, and agents not to take any action, or refrain from taking any action, that would cause a breach of such representations and warranties. In the event any Party has reasonable evidence that a breach of this Section 7.13 has occurred or is reasonably likely to occur, such Party shall have the right to reasonably request such information from the other Party or Parties in connection with such purported breach to satisfy itself that no breach has occurred. Each Party shall fully cooperate in any such information request. In no event shall any Party be obligated under this Agreement to take any action or omit to take any action, which action or omission such Party believes, reasonably and in good faith (based on written opinion of counsel), would cause it to be in violation of any Law, including the Anti-Corruption Laws. Notwithstanding anything to the contrary in this Section 7.13, this Section 7.13 is limited to the activities in Bolivia of the Buyer and its Affiliates and Seller and its Affiliates, as applicable. In no event is either Party making the foregoing covenant with respect to activities of such Party and its Affiliates outside of Bolivia.

            SECTION 7.14      Build-To-Suit.

            (a)        Promptly after the execution of this Agreement, Buyer and Seller will negotiate in good faith the terms and conditions of a build to suit agreement for wireless communications

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towers, monopoles, rooftop installations and poles that is mutually satisfactory to both Buyer and Seller (the "***BTS Agreement***"). Such BTS Agreement shall include the following terms:

(i) Buyer will have the right to build up to 75% of the towers (other than those described in Section 7.14(a)(ii) below) that Seller requires for its radio frequency build out during the first 24 months following the effective date of the BTS Agreement (the "***BTS Towers***"), provided that:

(A) Such BTS Tower will be located on sites selected by Seller and constructed in accordance with (i) specifications and timelines regarding the construction of towers to be specified in the BTS Agreement; and (ii) applicable Laws, including Anti-Corruption Laws.

(B) Seller will be entitled to rent space on the BTS Towers (as well as the related ground or rooftop areas) on substantially the same terms and conditions as set forth in the MLA, subject to the following qualifications: (I) Seller will be entitled to an equipment configuration in a single RAD Center (as defined in the MLA) consisting of: (1) up to 9 RF antennas (not to exceed 2 meters in height); (2) up to 9 remote radio units; (3) 1 microwave dish (not exceeding 1.25 square meters in diameter (with cables)); (4) 9 pairs of cables (each pair equal to 1 fiber or coax not to exceed 1 5/8 inches in diameter) plus 1 power cable; and (5) associated mounts, up to a cumulative Wind Load Surface Area (as defined in the MLA) of 4.1 square meters; and (II) monthly rental for each BTS Tower and the related ground or rooftop areas will be agreed by Buyer and Seller based on the construction and operations costs of each BTS Tower, using the following examples as guidelines:

(1) $[redacted]/per month for a rooftop BTS Tower;

(2) (I) $[redacted]/per month for a 35 meter BTS Tower; (II) $[redacted]/per month for a 25 meter BTS Tower; (III) $[redacted]/per month for a 45 meter BTS Tower; (IV) $[redacted]/per month for a 60 meter BTS Tower; and (V) $[redacted]/per month for a 80 meter BTS Tower;

(3) rent will be structured so that Seller and its Affiliates will not accrue or pay any amounts that would be categorized as a capital lease under U.S. generally accepted accounting principles; and

(4) Seller will be obligated to begin rent payments at the time the BTS Tower is certified as being ready for service based on standards to be specified in the BTS Agreement.

(ii) In rural areas where Seller is required to install additional antennas by March 2021 in order to comply with Bolivian telecommunications regulations, Seller shall be required, until March 31, 2020, to give Buyer a right of first refusal for the construction of towers, monopoles, rooftop installations and poles on which Seller desires to lease space. For the purposes of clarity, Seller shall not be obligated pursuant to this Section 7.14(a)(ii) to give Buyer a right of first refusal regarding the construction of towers, monopoles, rooftop installations and poles: (A) as to which Seller intends to hold title (excluding contracts or arrangements pursuant to which Seller holds title and grants to a third party the right to manage, license as a licensor, lease as a lessor, or any similar right with respect to such sites); and (B) by Tigo related to Seller’s existing oral agreement with Tigo for reciprocal collocation on towers, monopoles, rooftop installations and poles in rural areas.

            (b)        During the period commencing on the Signing Date and ending on the twelve (12) month anniversary thereof, Seller will not, and shall not authorize or permit any of its Affiliates or any of its or their respective representatives to, directly or indirectly: (i) solicit, initiate or submit any expression of interest, proposal or offer from any Person relating to the construction, build-to-suit, development or acquisition of any BTS Towers described in Section 7.14(a)(i) above; or (ii) enter into an agreement with any Person relating to the construction, build-to-suit, development or acquisition of: (A) any BTS Tower described in Section 7.14(a)(i) above; or (B) any wireless communications site subject to the right of first refusal described in Section 7.14(a)(ii) above unless, with respect to any site, Buyer has not exercised its right of first refusal in accordance with Section 7.14(a)(ii).

ARTICLE 8

CONDITIONS TO CLOSING

            SECTION 8.1        Conditions to the Obligations of Each Party to Consummate Each Closing.

            The respective obligation of each Party to consummate each Closing on the applicable Closing Date is subject to the satisfaction or waiver (to the extent permitted under applicable Law) on or prior to such Closing Date of there being, at such Closing, no Order in effect (a) prohibiting the closing of the transactions contemplated by this Agreement and the Collateral Agreements or (b) that imposes any Regulatory Condition on Seller or any of its Affiliates in connection with the transactions contemplated in this Agreement to take place in connection with such Closing.

            SECTION 8.2        Additional Conditions to Buyer’s Obligation to Consummate Each Closing.

            Buyer’s obligation to consummate each Closing is subject to the satisfaction or waiver by Buyer (to the extent permitted under applicable Law) on or prior to the applicable Closing Date of each of the following conditions:

            (a)        (i) The representations and warranties made by Seller in Section 5.12 shall be true and correct in all respects and Section 5.15 shall be true and correct in all material respects (disregarding all references to materiality in such representation and warranty), in each case as of such Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties made by Seller in this Agreement (disregarding all references to materiality or Seller Material Adverse Effect) shall be true and correct in all respects as of such Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties made by Seller are not true and correct unless the failure of such representations and warranties made by Seller to be true and correct, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, Seller only makes its representations and warranties with respect to a specific Portfolio Site in connection with the Closing for such Sale Site and at no other Closing.

            (b)        The covenants and agreements of the Seller Parties to be performed on or before such Closing Date in accordance with this Agreement shall have been duly performed in all material respects, provided that, with respect to covenants and agreements that are qualified by materiality, the Seller Parties shall have performed such covenants and agreements, as so qualified, in all respects.

            (c)        Buyer shall have received a certificate, dated as of such Closing Date, from Seller signed on behalf of Seller by an authorized officer thereof to the effect set forth in Sections 8.2(a) and (b) above and Section 8.2(f) below.

            (d)        The Seller Parties shall have executed and delivered to Buyer all Collateral Agreements and such other agreements and documents to which it is a party contemplated by, for the Initial Closing, Section 2.1, and, for each Subsequent Closing, Section 2.2.

            (e)        No suit, action or other proceeding relating to the transactions contemplated by this Agreement and the Collateral Agreements shall be pending before or threatened by any Governmental Authority in which a Governmental Authority seeks or threatens to impose any conditions, liabilities, restrictions or requirements (including the taking of, or requirement to omit the taking of, actions) on (i) Buyer Parties or Buyer Guarantor, that could, individually or in the aggregate, reasonably be expected to be material and adverse to Buyer Parties and Buyer Guarantor, taken as a whole, or (ii) Seller or its Affiliates or the Sale Sites included in such Closing, that could, individually or in the aggregate, reasonably be expected to be material and adverse to Seller and its Affiliates, taken as a whole, or such Sale Sites, taken as a whole. For purposes of this Section 8.2(e), no suit, action or other proceeding shall be deemed threatened unless the threat has been expressed either in writing or to one or more Representatives of Buyer and Seller at a meeting or telephone conference at which one or more Representatives of Buyer and Seller shall have been present.

            (f)        Since the Signing Date, there shall have been no Seller Material Adverse Effect.

            (g)       Buyer shall have received duly executed payoff letters or duly executed or filed lien releases, dated on or before such Closing Date, evidencing the release of any Liens, if any, on Seller’s interest in an Assignable Sites included in such Closing and the related Included Property that are not Permitted Liens; provided, however, that, notwithstanding the foregoing: (i) if, with respect to any such Assignable Site and the related Included Property, there is a Lien that is not a Permitted Lien that has not been released on or prior to such Closing, then, without limiting Seller’s duties under Section 7.4(d)(ii) with respect to such Lien prior to the Final Closing Date, Buyer may elect to designate such Sale Site as a Deferred Site; and (ii) nothing in this Section 8.2(g) is intended to relieve Seller from any liability under this Agreement (including Section 9.1(a)(ii)) for transferring an Assignable Site subject to a Lien (other than Permitted Lien) under Section 2.1(b)(ii) or Section 2.2(b)(ii).

            (h)        Solely with respect to the Initial Closing, the amount of Closing Consideration to be paid to Seller at the Initial Closing in accordance with Section 2.1(b)(i) shall be at least $30,000,000 (the “Minimum Consideration”); provided, however, that the Minimum Consideration shall be reduced by an amount equal to the aggregate Allocated Site Consideration for all of the Portfolio Sites that are designated as Excluded Sites at or prior to the Initial Closing in accordance with this Agreement. For the avoidance of doubt, Seller shall not be in breach of this Agreement for the failure of the conditions in this Section 8.2(h) to be satisfied or waived.

            SECTION 8.3        Additional Conditions to Seller’s Obligations to Consummate Each Closing.

            Seller’s obligation to consummate each Closing is subject to the satisfaction or waiver by Seller (to the extent permitted under applicable Law) on or prior to the applicable Closing Date of each of the following conditions:

            (a)        (i) The representations and warranties made by Buyer in Section 6.7 shall be true and correct in all respects and Section 6.8 shall be true and correct in all material respects (disregarding all references to materiality in such representation and warranty), in each case as of such Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties made by Buyer in this Agreement (disregarding all references to materiality or Buyer Material Adverse Effect) shall be true and correct in all respects as of such Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 8.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties made by Buyer are not true and correct unless the failure of such representations and warranties made by Buyer to be true and correct, individually or in the aggregate, has had or could reasonably be expected to have a Buyer Material Adverse Effect.

            (b)        The covenants and agreements of the Buyer Parties to be performed on or before such Closing Date in accordance with this Agreement shall have been duly performed in all material respects, provided that, with respect to covenants and agreements that are qualified by materiality, the Buyer Parties shall have performed such covenants and agreements, as so qualified, in all respects.

            (c)        Seller shall have received a certificate, dated as of such Closing Date, from Buyer signed on behalf of Buyer by an authorized officer of Buyer with respect to itself to the effect set forth in Sections 8.3(a) and (b) above and Section 8.3(f) below.

            (d)        The Buyer Parties shall have executed and delivered to Seller all Collateral Agreements and such other agreements and documents to which it is a party contemplated by, for the Initial Closing, Section 2.1, and, for each Subsequent Closing, Section 2.2.

            (e)        No suit, action or other proceeding relating to the transactions contemplated by this Agreement and the Collateral Agreements shall be pending before or threatened by any Governmental Authority in which a Governmental Authority seeks or threatens to impose any conditions, liabilities, restrictions or requirements (including the taking of, or requirement to omit the taking of, actions) on Seller or its Affiliates, that could, individually or in the aggregate, reasonably be expected to be material and adverse to Seller and its Affiliates, taken as a whole. For purposes of this Section 8.3(f), no suit, action or other proceeding shall be deemed threatened unless the threat has been expressed either in writing or to one or more Representatives of Buyer and Seller at a meeting or telephone conference at which one or more Representatives of Buyer and Seller shall have been present.

            (f)        Since the Signing Date, there shall have been no Buyer Material Adverse Effect.

            (g)        Solely with respect to the Initial Closing, the amount of Closing Consideration to be paid to Seller at the Initial Closing in accordance with Section 2.1(b)(i) shall be at least equal to the Minimum Consideration. For the avoidance of doubt, Seller shall not be in breach of this Agreement for the failure of the conditions in this Section 8.3(h) to be satisfied or waived.

            (h)        Subject to Section 3.2(b), after giving effect to such Closing, the number of Special Status Sites that would be Sale Sites would not exceed the Special Status Site Cap.

ARTICLE 9

INDEMNIFICATION; SURVIVAL

            SECTION 9.1       Indemnification Obligations of Seller.

            (a)        Without limiting the other obligations of Seller under this Agreement and any Collateral Agreement, from and after the Initial Closing, Seller shall defend, indemnify and save and hold harmless each of the Buyer Indemnified Parties from and against all Claims (other than Claims relating to Taxes that are covered by Section 2.10) to the extent resulting from, arising out of or relating to:

                          (i)        any breach or inaccuracy of any representation or warranty, made by Seller or its Affiliates in this Agreement (it being agreed that for purposes of determining the amount of any Claim with respect thereto any representations and warranties that are qualified as to materiality or by reference to a Seller Material Adverse Effect shall be deemed not to be so qualified);

                          (ii)        any breach or nonperformance of any covenant or agreement made by Seller or its Affiliates in this Agreement;

                          (iii)        any Pre-Closing Liabilities;

                          (iv)        any Excluded Liabilities; or

                          (v)        the Specified Matters.

            (b)        The rights of the Buyer Indemnified Parties to indemnification under this Agreement shall not be affected by any investigation conducted or actual or constructive knowledge acquired at any time by a Buyer Indemnified Party, whether before or after the Signing Date or any Closing Date.

            SECTION 9.2        Indemnification Obligations of Buyer.

            (a)        Without limiting Buyer’s other obligations under this Agreement or any Collateral Agreement, from and after the Initial Closing, Buyer shall pay, defend, indemnify and save and hold harmless each of the Seller Indemnified Parties from and against all Claims to the extent resulting from, arising out of or relating to:

                          (i)        any breach or inaccuracy of any representation or warranty, made by Buyer or its Affiliates in this Agreement (it being agreed that for purposes of determining the amount of any Claim with respect thereto, any representations and warranties that are qualified as to materiality or by reference to a Buyer Material Adverse Effect shall be deemed not to be so qualified);

                          (ii)        any breach or nonperformance of any covenant or agreement made by Buyer or its Affiliates in this Agreement; or

                          (iii)        any Post-Closing Liabilities.

            (b)        The rights of the Seller Indemnified Parties to indemnification under this Agreement shall not be affected by any investigation conducted or actual or constructive knowledge acquired at any time by a Seller Indemnified Party, whether before or after the Signing Date or any Closing Date.

            SECTION 9.3        Indemnification Claim Procedure.

            (a)        If any Party asserting a claim for indemnification (an “Indemnified Party”) shall desire to assert any claim for indemnification provided for under this Article 9 or under Section 2.10 in respect of, arising out of or involving a claim or demand made by any Person (other than a Party) against, or a Tax payable by, an Indemnified Party (a “Third Party Claim”), then such Indemnified Party shall notify the Party or Parties alleged to be obligated to indemnify the Indemnified Party (the “Indemnifying Party”) in writing of such Third Party Claim, describing in reasonable detail the amount or the estimated amount of Claims sought thereunder, any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Third Party Claim Notice”) promptly within thirty (30) days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however, that any failure to provide or delay in providing a Third Party Claim Notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or delay. To the extent permitted by applicable Law, the Indemnified Party shall deliver to the Indemnifying Party, promptly within thirty (30) days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim; provided, however, that any failure to deliver or delay in delivering such copies shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party’s ability to defend such claim shall have been actually prejudiced as a result of such failure or delay.

            (b)        If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party by delivering notice to the Indemnified Party in writing within twenty (20) Business Days after receiving the Third Party Claim Notice that it elects to assume such defense and pay its defense costs in connection therewith (including attorneys’ fees and expenses). If the Indemnifying Party declines to indemnify, fails to respond to the Third Party Claim Notice or fails to assume the defense (or cause its insurer to assume defense) of the Third Party Claim within such twenty (20) Business Day period, then the Indemnified Party may control the defense of such Third Party Claim. Should the Indemnifying Party elect to assume the defense of a Third Party Claim, the Indemnifying Party will not be required to indemnify the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless the Third Party Claim involves conflicts of interest or substantially different defenses for the Indemnified Party and the Indemnifying Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in defense thereof and to employ counsel, at its cost and expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. If the Indemnifying Party chooses to defend any Third Party Claim, all the Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include using commercially reasonable efforts to retain and (upon the Indemnifying Party’s request) provide to the Indemnifying Party records and information that are reasonably relevant to such Third Party Claim, to the extent required to maintain privilege, using commercially reasonable efforts to enter into a joint defense or similar agreement and using commercially reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any Liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably delayed, conditioned, or withheld. The Indemnifying Party shall not consent to a settlement or compromise of, or the entry of any judgment arising out of or in connection with any Third Party Claim without the written consent of the applicable Indemnified Party; provided, however, that the Indemnified Party shall not withhold its consent if (i) contemporaneously with the effectiveness of such settlement, compromise or consent, the Indemnifying Party pays in full any obligation imposed on the Indemnified Party by such settlement, compromise or consent, which as a condition to such settlement, compromise or consent releases each relevant Indemnified Party completely and unconditionally in connection with such settlement, compromise or consent and without any finding or admission of any violation of Law or admission of any wrongdoing and (ii) such settlement, compromise or consent does not contain any equitable Order or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

            (c)        If an Indemnified Party shall desire to assert any claim for indemnification provided for under this Article 9 other than a claim in respect of, arising out of or involving a Third Party Claim (a “Direct Claim”), then such Indemnified Party shall within thirty (30) days after becoming aware of such Direct Claim notify the Indemnifying Party in writing of such Direct Claim, describing in reasonable detail the specific provisions of this Agreement claimed to have been breached, the factual basis supporting the contention that such provisions were breached, the amount or the estimated amount of damages sought thereunder, any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Direct Claim Notice”); provided, however, that any failure to provide or delay in providing such notification shall not affect the indemnification provided for hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or delay. The Indemnifying Party shall have a period of twenty (20) Business Days within which to respond to any Direct Claim Notice, stating whether it disputes the existence or scope of an obligation to indemnify the Indemnified Party under this Article 9. If the Indemnifying Party does not so respond within such twenty (20) Business Day period stating that the Indemnifying Party disputes its liability for such claim, the Indemnifying Party will be deemed to have accepted such claim, such claim shall be conclusively deeded a liability of the Indemnifying Party and the Indemnifying Party shall pay the amount of such claim to the Indemnified Party as promptly as reasonably practicable after demand therefore or, in the case of any Direct Claim Notice in which the amount of the claim (or any portion thereof) is estimated, as promptly as reasonably practicable after such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Indemnifying Party disputes all or any part of such claim, the Indemnified Party and the Indemnifying Party shall attempt in good faith for twenty (20) Business Days to resolve such claim. If no such agreement can be reached through good faith negotiation within twenty (20) Business Days, either the Indemnified Party or the Indemnifying Party may act to resolve such dispute in accordance with Section 11.13.

            (d)        Seller shall control the defense of all Claims related to Pre-Closing Liabilities. Buyer shall control the defense of all Claims related to Post-Closing Liabilities.

            SECTION 9.4        Indemnity Period.

            Except with respect to fraud by or on behalf of the Indemnifying Party, the obligations of any Indemnifying Party to indemnify any Indemnified Party:

            (a)        pursuant to: (i) Sections 9.1(a)(i) and 9.2(a)(i) shall terminate on the date that is twelve (12) months following the applicable Closing Date for a Sale Site at which such representations and warranties were made; and (ii) Section 9.1(a)(v) shall terminate on the date that is eighteen (18) months following the applicable Closing Date for a Sale Site; provided, however, that: (A) the obligations of any Indemnifying Party to indemnify any Indemnified Party from, against and in respect of any and all Claims that arise out of or relate to any breach or inaccuracy of any Specified Representation and Warranty (other than with respect to the representations and warranties under Section 5.11) shall survive indefinitely; (B) the obligations of Seller to indemnify any Indemnified Party from, against and in respect of any and all Claims that arise out of or relate to any breach or inaccuracy of any representations and warranties under Section 5.11 will terminate three (3) months after the date of any applicable statute of limitations relating thereto; and (C) the obligations of Seller to indemnify any Indemnified Party from, against and in respect of any and all Claims that arise out of or relate to any breach or inaccuracy of any representations and warranties under Section 5.8 will terminate five (5) years after the Closing for a Sale Site.

           (b)        pursuant to Sections 9.1(a)(ii) or 9.2(a)(ii) shall survive until the time period stated in the covenant that is the subject of such Claim or until the expiration of the applicable statute of limitations if unstated; and

            (c)        pursuant to Sections 9.1(a)(iii), 9.1(a)(iv), and 9.2(a)(iii) shall survive indefinitely.

            Notwithstanding anything to the contrary in this Agreement, notices for Claims must be delivered before expiration of any applicable survival period specified in this Section 9.4; provided, however, that if prior to the close of business on the last day of the applicable Indemnity Period, an Indemnifying Party has been properly notified of a Claim for losses under this Agreement and such Claim has not been finally resolved or disposed of at such date, such Claim shall continue to survive and shall remain a basis for indemnity under this Agreement until such Claim is finally resolved or disposed of in accordance with the terms of this Agreement.

            SECTION 9.5        Liability Limits.

            (a)        Notwithstanding anything to the contrary in this Agreement (except Section 9.5(d)), Seller shall have no obligation to indemnify (including any obligation to make

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any payments to) any Buyer Indemnified Party with respect to (i) any single Claim (or series of related Claims) less than $[redacted] (each, a "***De Minimis Claim***") under Section 9.1(a)(i) (excluding a breach of the representations and warranties under Section 5.13(a) with respect to the Specified Renewal Sites), (ii) any Claims under Section 9.1(a)(i) (excluding a breach of the representations and warranties under Section 5.13(a) with respect to the Specified Renewal Sites) to the extent that such Claims relate to: (A) a breach of Section 5.8, unless and until the aggregate amount of such Claims (excluding amounts associated with any De Minimis Claims) exceeds an amount equal to $[redacted]; and (B) a breach of any other representation or warranty, unless and until the aggregate amount of such Claims (excluding amounts associated with any De Minimis Claims) exceeds an amount equal to $[redacted] (with each of such $[redacted] threshold and the $[redacted] threshold being referred to as a "***Representations and Warranties Threshold***"), after which Seller shall be required to indemnify the Buyer Indemnified Parties for all such Claims in excess of the applicable Representations and Warranties Threshold (without giving effect to any amounts associated with De Minimis Claims); and (iii) any Claims under Section 9.1(a)(iii) or Section 9.1(a)(v) unless and until the aggregate amount of such Claims exceeds an amount equal to $[redacted] (the "***Pre-Closing Claims Deductible***"), after which Seller shall only be required to indemnify the Buyer Indemnified Parties for all such Claims in excess of the Pre-Closing Claims Deductible. In no event shall Seller be required to indemnify the Buyer Indemnified Parties: (A) under Section 9.1(a)(i) for more than $[redacted] in the aggregate (the "***Cap***"); or (B) under Section 9.1(a) or otherwise under this Agreement for more than the Aggregate Proposed Closing Consideration. Notwithstanding the foregoing, the limitations set forth in this Section 9.5(a) shall not apply to any Claims resulting from or arising out of breaches of the Specified Representations and Warranties or due to fraud, by or on behalf of the Indemnifying Party.

(b) Notwithstanding anything to the contrary in this Agreement, Buyer shall have no obligation to indemnify (including any obligation to make any payments to) any Seller Indemnified Party with respect to (i) any De Minimis Claim under Section 9.2(a)(i) and (ii) any Claims under Section 9.2(a)(i) unless and until the aggregate amount of such Claims (excluding amounts associated with De Minimis Claims) exceeds the applicable Representations and Warranties Threshold, after which Buyer shall be required to indemnify the Seller Indemnified Parties for all such Claims in excess of the applicable Representations and Warranties Threshold (without giving effect to any amounts associated with De Minimis Claims). In no event shall Buyer be required to indemnify the Seller Indemnified Parties under Section 9.2(a)(i) for more than the Cap in the aggregate. Notwithstanding the foregoing, the limitations set forth in this Section 9.5(b) shall not apply to any Claims resulting from or arising out of breaches of the Specified Representations and Warranties or due to fraud, by or on behalf of the Indemnifying Party.

(c) Notwithstanding anything to the contrary in this Article 9, in no event shall an Indemnifying Party have liability to any Indemnified Party for any consequential, special, incidental, indirect or punitive damages, lost profits or similar items, in each case except as actually paid to a claimant in a Third Party Claim, provided, however, that, notwithstanding the foregoing: (i) except with respect to breaches of the representations and warranties in Section 5.13(a), nothing in this Section 9.5(c) shall limit recovery for diminution in value of an asset or regulatory penalties; and (ii) the Parties agree that if there is a breach of the representations and warranties in Section 5.13(a), the amount of the Claims for such breach will be equal to the product of: (A) the amount by which the annualized payments made by Seller under each Site Lease for each Sale Site was understated in such Section 5.13(a); multiplied by (B) [redacted] ([redacted]).

            (d)        Sections 9.5(a), (b) and (c) shall not apply to Claims for Taxes.

            SECTION 9.6        Mitigation.

            Each Party shall take commercially reasonable actions to mitigate its damages, including by pursuing insurance claims, and shall reasonably consult and cooperate with the other Parties with a view toward mitigating Claims upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Claims that are indemnifiable hereunder; provided, however, that the foregoing shall not require any Party to incur costs to remedy a breach which gives rise to any Claim.

            SECTION 9.7        Exclusive Remedies.

            After the Initial Closing, except with respect to fraud or criminal activity by or on behalf of the Indemnifying Party and except as expressly provided in Section 1.3, Section 2.8, Article 4, and Sections 7.1(a) and 7.10(a), the Parties acknowledge and agree that the indemnification provisions of this Article 9 shall be the sole and exclusive monetary remedy for any Claims to the extent resulting from or arising out of the matters described in Section 9.1 and Section 9.2; provided, however, that this Section 9.7 shall not prevent any party from pursuing any Claim or remedy that may arise under any Collateral Agreement to which it is a party. Notwithstanding the foregoing, (i) neither Buyer nor any of its Affiliates shall assume any Liability for any Excluded Liabilities or Pre-Closing Liabilities, which shall be solely for the account of and shall remain with Seller, (ii) each Party remains obligated to provide indemnification as provided in Section 2.10 (including with respect to Taxes, Seller’s liabilities arising under “bulk sale” laws and Seller’s and Buyer’s liabilities with respect to Transfer Taxes, in each case, as set forth in such Section 2.10), and (iii) nothing contained herein shall impair the rights of any Person to seek and obtain equitable relief to which such Person shall otherwise be entitled.

            SECTION 9.8        Netting of Losses.

            The amount of any indemnified Claim under this Article 9 shall take into account (i) any amounts actually recovered by the Indemnified Party pursuant to any indemnification by, or indemnification agreement with, any third party, (ii) any insurance proceeds or other cash receipts or sources of reimbursement actually collected by the Indemnified Party in connection with the Claim. Any amount paid by the Indemnifying Party for an indemnified Claim that is in excess of the amount owed after applying the netting amounts described above shall be reimbursed promptly by the Indemnified Party.

            SECTION 9.9        Coordination with Tax Indemnity.

            Sections 9.4, 9.6 and 9.7 shall not apply to any indemnification with respect to Taxes.

            SECTION 9.10      Tax Treatment of Indemnification Payments.

            All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Closing Consideration for Tax purposes, unless otherwise required by applicable Law.

ARTICLE 10

TERMINATION

            SECTION 10.1        Termination of Agreement.

            This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Initial Closing Date or, in accordance with Section 10.1(b), within two (2) Business Days after the Terminate Date, as follows:

            (a)        By mutual written consent of Seller and Buyer;

            (b)        By Seller or Buyer if the Initial Closing shall not have occurred on or prior to February 15, 2019 (such date, the “Termination Date”); provided, however, that, notwithstanding the foregoing: (i) a Party shall not have the right to terminate this Agreement pursuant to this Section 10.1(b) if such Party or any of its Affiliates is then in material breach or violation of any of its covenants, agreements, representations, warranties or other obligations arising under this Agreement; and (ii) for purposes of this Section 10.1(b), the Parties agree that the Initial Closing shall be deemed to have occurred on the date that Buyer initiates the wire transfers contemplated by Section 2.1(b)(i) so long as: (A) such wire transfers are initiated by Buyer during banking hours in Bolivia on or prior to the Termination Date; and (B) Buyer receives such wire transfers on or before February 22, 2019.

            (c)        By Seller, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by the Buyer Parties or Buyer Guarantor in this Agreement, or any such representation and warranty shall have become untrue after the Signing Date, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied by the Termination Date and such breach or condition is not capable of being cured by the Termination Date or, if capable of being cured, shall not have been cured by the earlier of (i) sixty (60) days after the delivery of written notice of such breach or failure to perform and (ii) the Termination Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 10.1(c) if Seller is then in material breach of any of its covenants or representations or warranties under this Agreement in a manner that would cause the failure of a closing condition;

            (d)        By Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement made by the Seller Parties in this Agreement, or any such representation and warranty shall have become untrue after the Signing Date, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied by the Termination Date and such breach or condition is not capable of being cured by the Termination Date or, if capable of being cured, shall not have been cured by the earlier of (i) sixty (60) days after the delivery of written notice of such breach or failure to perform and (ii) the Termination Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 10.1(d) if Buyer is then in material breach of any of its covenants or representations or warranties under this Agreement in a manner that would cause the failure of a closing condition; and

            (e)        By either Seller or Buyer, if any permanent injunction, decree or judgment of any Governmental Authority preventing consummation of the transactions contemplated by this Agreement and the Collateral Agreements shall have become final and nonappealable or any Law shall make consummation of the transactions contemplated by this Agreement and the Collateral Agreements illegal or otherwise prohibited.

            SECTION 10.2        Effect of Termination.

            If terminated pursuant to Section 10.1, this Agreement shall terminate and become null and void and have no effect, without any liability on the part of any Party or its Affiliates, directors, officers or stockholders, except that: (i) Section 6.6, the fourth and fifth sentences of Section 7.1(a), Section 7.5, Section 7.6, the second sentence of Section 7.9(a), the second sentence of Section 7.9(b), this Article 10, and Article 11 shall survive any termination and (ii) any provisions not covered by clause (i) requiring the payment or reimbursement of any costs or expenses relating to, or incurred during, the period from the Signing Date to the Initial Closing Date shall survive any termination until paid in full; provided, however, that, no such termination shall relieve any Party from liability for any Willful and Intentional Breach of this Agreement by such Party prior to such termination or fraud.

ARTICLE 11

MISCELLANEOUS

            SECTION 11.1        Counterparts.

            This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Any signature pages of this Agreement transmitted by telecopier or by electronic mail in portable document format shall have the same legal effect as an original executed signature page.

            SECTION 11.2        Entire Agreement.

            This Agreement (including any exhibits hereto), the Seller Disclosure Schedule, the Buyer Disclosure Schedule and the Collateral Agreements constitute the entire agreement between the Parties with respect to the subject matter of this Agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

            SECTION 11.3        Fees and Expenses.

            Except as otherwise expressly set forth in this Agreement, whether the transactions contemplated by this Agreement are or are not consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.

            SECTION 11.4        Notices.

            All notices, requests, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been delivered (i) the next Business Day when sent overnight by a nationally recognized overnight courier service, (ii) upon transmission of an e-mail (followed by delivery of an original via nationally recognized overnight courier service), or (iii) upon delivery when personally delivered to the receiving Party. All such notices and communications shall be sent or delivered as set forth on Schedule 11.4 hereto or to such other person(s), e-mail address or address(es) as the receiving Party may have designated by written notice to the other Party. All notices delivered by Seller or its Affiliates shall be deemed to have been delivered on behalf of Seller and its Affiliates, and all notices delivered to Buyer and its Affiliates. All notices shall be delivered to the relevant Party at the address set forth on Schedule 11.4 hereto.

            SECTION 11.5        Assignment; Successors and Assigns; Third Party Beneficiaries.

            This Agreement shall not be assignable (a) by Seller or its Affiliates without the express prior written consent of Buyer or (b) by Buyer its Affiliates without the express prior written consent of Seller, and any such assignment in violation of the foregoing shall be null and void, provided, however, that, the Buyer Parties shall be permitted to: (i) assign their respective rights and obligations under this Agreement to an Affiliate of Buyer; and (ii) grant a security interest in their respective rights and obligations under this Agreement and the Collateral Agreements to Buyer’s or its Affiliates’ lenders as collateral security of Buyer’s and/or its Affiliates’ obligations to such lenders; except that, in each case, such assignment or grant of security interest will not relieve the Buyer Parties from their obligations arising under this Agreement. This Agreement shall be binding upon and inure to the benefit of each Party and its successors, heirs, legal representatives and permitted assigns. Except as provided in Article 9, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

            SECTION 11.6        Amendment; Waivers; Etc.

            No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the Party against which enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by a Party of a breach of or a default under any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

            SECTION 11.7        Time of Essence.

            Time is of the essence in this Agreement, and whenever a date or time is set forth in this Agreement, the same has entered into and formed a part of the consideration for this Agreement.

            SECTION 11.8        Specific Performance.

            Each Party recognizes and agrees that, in the event of any failure or refusal by any Party to perform its obligations required by this Agreement, remedies at Law would be inadequate, and that in addition to such other remedies as may be available to it at Law, in equity or pursuant to this Agreement, each Party may seek injunctive relief and may enforce its rights under, and the terms and provisions of, this Agreement by an action for specific performance to the extent permitted by applicable Law. Each Party hereby waives any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief. Except as expressly provided otherwise in this Agreement, nothing in this Agreement will be construed as prohibiting any Party from pursuing any other remedies available to it pursuant to the provisions of this Agreement or applicable Law for such failure or refusal or threatened failure or refusal, including the recovery of damages.

            SECTION 11.9        Limitation of Liability.

            Notwithstanding anything in this Agreement or the Collateral Agreements to the contrary, no Party shall be liable to any other Party for indirect, incidental, special or consequential damages, loss of anticipated profits or punitive damages that arise out of or relate to this Agreement or the performance or breach hereof or any liability retained or assumed hereunder, in each case except as may be payable to a claimant in a Third-Party Claim; provided, however, that, notwithstanding the foregoing: (i) except with respect to breaches of the representations and warranties in Section 5.13(a), nothing in this Section 11.9 shall limit recovery for diminution in value of an asset or regulatory penalties; and (ii) the Parties agree that if there is a breach of the representations and warranties in Section 5.13(a), the amount of the Claims for such breach will be equal to the product of: (A) the amount by which the annualized payments made by Seller under each Site Lease for each Sale Site was understated in such Section 5.13(a); multiplied by (B)               (      ).

            SECTION 11.10      Disclosure.

            Disclosure of any fact or item in the Seller Disclosure Schedule or the Buyer Disclosure Schedule, by reference to a particular Article or Section in this Agreement shall, should the existence of the fact or item be reasonably apparent on its face to relate to any other Article or Section of this Agreement, be deemed to be disclosed with respect to such other Article or Section of this Agreement to which it relates.

            SECTION 11.11      Governing Law.

            This Agreement shall be governed by and construed in accordance with the laws of the State of New York of the United States of America (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies; provided, however, that, notwithstanding the foregoing, to the extent that, under Bolivian law, any matters relating to this Agreement are mandatorily governed by Bolivian law notwithstanding the New York choice of law provision in this Section 11.11, then such matters (and only such matters) shall be governed by Bolivian law (the “Mandatory Bolivian Law Matters”). For the avoidance of doubt, the provisions of Section 4.4 of this Agreement are intended to supersede the application to this Agreement of any Law that establishes a default rule for the allocation of risk of loss following a casualty or condemnation.

            SECTION 11.12      Jurisdiction.

            (a)        If a Party determines that it is necessary to obtain any preliminary measure and/or injunctions (i) before the implementation of the dispute resolution and arbitration procedures described in Section 11.13, (ii) in order to enforce the specific execution of any provision of this Agreement, (iii) in order to enforce any arbitration decision or award, or any decision or resolution of a disagreement or dispute by the Financial Independent Consultant or the Legal Independent Consultant, or (iv) in order to enforce the dispute resolution and arbitration procedures described in Section 11.13, the Parties may apply to the Secretariat of the ICC International Court of Arbitration pursuant to the Emergency Arbitrator Provisions set forth in Article 29 of the ICC Rules and Appendix V thereof.

            (b)        With respect to the Mandatory Bolivian Law Matters, each Party hereby irrevocably and unconditionally: (i) submits to the jurisdiction of the courts of Bolivia authorized to adjudicate such suit, action, or proceeding (and appellate courts having jurisdiction of appeals from any of the foregoing); (ii) consents that any such suit, action, or proceeding may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such suit, action, or proceeding in any such court or that such suit, action, or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (iii) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

            (c)        With respect to enforcement or execution of any arbitration decision (including any final arbitration award) obtained in accordance with this Agreement, each Party hereby irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York (and appellate courts having jurisdiction of appeals from any of the foregoing); (ii) consents that any such suit, action, or proceeding may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such suit, action, or proceeding in any such court or that such suit, action, or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (iii) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process.

            SECTION 11.13      Dispute Resolution.

            (a)        Except as expressly provided otherwise in this Agreement, the sole and exclusive method for resolving all disputes, controversies, and claims arising out of or relating to this Agreement will be the procedures set forth in this Section 11.13. Without limiting any of the provisions of this Section 11.13, Buyer Parent hereby agrees to take such actions as may be necessary to cause its Affiliates to comply with the provisions of this Section 11.13, Section 11.11, Section 11.12, and Section 11.14.

            (b)        Any Party seeking relief (the “Claimant”) may serve a demand for arbitration in accordance with the Rules of the Center of Arbitration of the International Chamber of Commerce, as amended and in effect from time to time (the “ICC Rules”). THIS SECTION IS INTENDED TO BE VALID AS A BINDING COMMITMENT CLAUSE FOR THE PURPOSES SET FORTH BY THE FIRST PARAGRAPH OF ARTICLE 4 OF LAW NO. 9,307/96. The place of arbitration pursuant hereto will be New York, New York, and the language of such arbitration will be English (provided, that, the award or decision of such arbitration may be translated into Spanish if necessary for such award or decision to be enforced). Three arbitrators will be chosen for the arbitration of any dispute, controversy, or claim hereunder (each, a “Dispute”); the Claimant, on the one hand, and the opposing Party(ies), on the other hand, shall each choose one arbitrator pursuant to the applicable ICC Rules and the third arbitrator will be selected by the mutual agreement of the two arbitrators previously designated above, provided that, if the two arbitrators designated by the Parties do not reach an agreement as to their appointment of the third arbitrator within twenty (20) days following the date the second arbitrator is appointed hereunder, then such third arbitrator will be appointed in accordance with the ICC Rules. The arbitration proceedings shall be conducted in accordance with the ICC Rules, and the Laws applicable to the arbitrators’ resolution of the Dispute shall be those Laws governing this Agreement as provided in Section 11.11. The decision of the arbitrators will be final and binding on the Parties to the maximum extent permitted under applicable Law, and a final judgment may be entered on the arbitration award in any court of competent jurisdiction.

            (c)        The costs and expenses of the arbitration proceeding (including reasonable attorneys’ fees, arbitrators’ fees and expenses) pursuant to Section 11.13(b), shall be borne by Seller, on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on matters resolved in arbitration, which proportionate allocations shall also be determined by the arbitrators, provided that if such arbitrators do not render a decision with respect to such costs and expenses, the costs and expenses of the arbitration panel shall be borne equally by the disputing Parties and each respective disputing Party shall otherwise bear its own costs and expenses.

            (d)        Notwithstanding the preceding provisions of this Section 11.13, and pursuant to Section 11.12, each Party shall remain entitled to demand to any court of competent jurisdiction for the execution of any arbitration decision, including any final arbitration award.

            (e)        It is the intention of the Parties and their Affiliates that, except as expressly provided otherwise in this Agreement, all disputes, controversies or claims of any nature between them, whenever arising, in regard to this Agreement, be decided by arbitration as provided in this Section 11.13 and that no Party or Affiliate shall litigate in any other forum any such disputes, controversies, or claims. Except as provided expressly provided otherwise in this Agreement, no action shall be filed by any Party or its Affiliates other than before an arbitration panel pursuant to this Section 11.13, and the Parties agree that any such action, if filed, shall be dismissed upon application and shall be referred to arbitration hereunder with costs and attorneys’ fees to the prevailing Party.

            SECTION 11.14      Waiver of Jury Trial.

            EACH PARTY TO THIS AGREEMENT WAIVES ITS RIGHT TO A JURY TRIAL IN ANY COURT ACTION ARISING AMONG ANY OF THE PARTIES HEREUNDER, WHETHER UNDER OR RELATING TO THIS AGREEMENT, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD-PARTY CLAIM OR OTHERWISE.

            SECTION 11.15      Severability.

            If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, the Parties shall negotiate in good faith to modify this Agreement so as to (i) effect the original intent of the Parties as closely as possible and (ii) to ensure that the economic and legal substance of the transactions contemplated by this Agreement to the Parties is not materially and adversely affected as a result of such provision being invalid, illegal or incapable of being enforced, in each case, in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. If following the modification(s) to this Agreement described in the foregoing sentence, the economic and legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any Party, all other conditions and provisions of this Agreement shall remain in full force and effect.

            SECTION 11.16      Interpretation.

            (a)        The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

            (b)        The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

            SECTION 11.17      Language.

            The Parties shall execute this Agreement in English on the Signing Date and shall use commercially reasonable efforts to prepare, within sixty (60) days from the Signing Date, a translated version of this Agreement in Spanish; provided, however, that in all cases, the English version shall prevail, control and govern the interpretation and enforcement of the mutual agreements among the Parties hereunder. For that purpose, not later than forty-five (45) days from the Signing Date, Seller shall send a draft of a Spanish translation version of this Agreement to Buyer, which shall not later than fifteen (15) days from receipt of such draft, meet with Seller so as to use commercially reasonable efforts to agree on the final terms of the Spanish translation version of this Agreement for execution by the Parties within the sixty (60) day period set forth herein. Buyer shall reimburse Seller for 50% of its reasonable, actual, documented out-of-pocket costs related to the translation of this Agreement into Spanish.

            SECTION 11.18      Buyer Guarantor Guarantee.

            (a)        Buyer Guarantor unconditionally guarantees to the Seller Parties the full and timely payment and performance of the obligations of the Buyer Parties under Sections 2.1(b)(i), 2.2(b)(i), 2.8, 2.10, and 10.3(a) of this Agreement (collectively, the "Guaranteed Obligations"). Buyer Guarantor agrees that if the Buyer Parties breaches or defaults or fails to perform any of the Guaranteed Obligations, Buyer Guarantor shall faithfully perform and fulfill all of such Guaranteed Obligations and shall pay to the applicable beneficiary all reasonable attorneys' fees, court costs and other expenses, costs and disbursements incurred by the applicable beneficiary with respect to such Guaranteed Obligations and on account of the enforcement of the guaranty in this Section 11.18.

            (b)        The foregoing guaranty obligation of Buyer Guarantor shall be enforceable by any Seller Party in an action against Buyer Guarantor without the necessity of any suit, action or proceeding by the applicable beneficiary of any kind or nature whatsoever against the Buyer Parties, without the necessity of any notice to Buyer Guarantor of the Buyer Parties’ default, breach, or failure to perform the Guaranteed Obligations, and without the necessity of any other notice or demand to Buyer Guarantor to which Buyer Guarantor might otherwise be entitled, all of which notices Buyer Guarantor hereby expressly waives. Buyer Guarantor hereby agrees that the validity of the guaranty in this Section 11.18 and the obligations of Buyer Guarantor hereunder shall not be terminated, affected, diminished or impaired by reason of the assertion or the failure to assert by any Seller Party against any Buyer Party any of the rights or remedies reserved to such Seller Party pursuant to the provisions of this Agreement or otherwise or any other remedy or right which such Seller Party may have at law or in equity or otherwise.

            (c)        Buyer Guarantor covenants and agrees that the guaranty in this Section 11.18 is an absolute, unconditional, irrevocable and continuing guaranty. The liability of Buyer Guarantor hereunder shall not be affected, modified or diminished by reason of any assignment, renewal, modification, extension or termination of this Agreement or any modification or waiver of or change in any of the covenants and terms of this Agreement by agreement of the Seller Parties and the Buyer Parties, or by any unilateral action of either a Seller Party or a Buyer Party, or by an extension of time that may be granted by a Seller Party to a Buyer Party or any indulgence of any kind granted to any Buyer Party, or any dealings or transactions occurring between a Seller Party and a Buyer Party, including any adjustment, compromise, settlement, accord and satisfaction or release, or any bankruptcy, insolvency, reorganization or other arrangements affecting the Seller Parties. Buyer Guarantor does hereby expressly waive any suretyship defenses it might otherwise have.

            (d)        All of the Seller Parties’ rights and remedies under the guaranty in this Section 11.18 are intended to be distinct, separate and cumulative and no such right and remedy herein is intended to be to the exclusion of or a waiver of any other. Buyer Guarantor hereby waives presentment demand for performance, notice of nonperformance, protest notice of protest, notice of dishonor and notice of acceptance. Buyer Guarantor further waives any right to require that an action be brought against the Buyer Parties or any other Person or to require that resort be had by a beneficiary to any security held by such beneficiary.

* * * Remainder of Page Blank – Signature Pages Follow * * *

SELLER PARTIES’ SIGNATURE PAGE

            IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the Signing Date.

Empresa de Telecommunicaciones NuevaTel PCS de Bolivia S.A.

By:	“Bradley J. Horwitz”
Name: Bradley J. Horwitz
Title: Chairman of the Board of Directors

Western Wireless International Bolivia LLC

By:	“Bradley J. Horwitz”
Name: Bradley J. Horwitz
Title: President and Chief Executive Officer

BUYER PARTIES’ AND BUYER GUARANTOR’S SIGNATURE PAGE

            IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the Signing Date.

Servicios de Alquileres PhoenixTower S.A.

By:	“Michelle Brea”
Name: Michelle Brea
Title: President of Board of Directors

PTI Bolivia II, LLC

By:	“Tim Culver”
Name: Tim Culver
Title: Executive Chairman

Solely with respect to Section 11.18:

PTI Bolivia Issuer, LLC

By:	“Tim Culver”
Name: Tim Culver
Title: Executive Chairman

[Signature Page to APA]

Schedule 1

Portfolio Site Information List

[Omitted]

Schedule 2

Signing Site Designations List

[Omitted]

Schedule 4.4

Exception Site Conditions

If a Portfolio Site is subject to any of the Exception Site Conditions listed below prior to the Closing for such Portfolio Site, such Portfolio Site is designated in writing as an Exception Site on the Closing Site Designations List for the Closing for such Portfolio Site, and such Exceptions Site Conditions are expressly identified on such Closing Site Designations List in accordance with the Asset Purchase Agreement (as amended, modified, and supplemented from time to time, the “APA”), then, except as otherwise provided in the APA, such Portfolio Site will be deemed an Exception Site (and, consequently, a Managed Site or a Deferred Site) unless and until: (i) all such Exception Site Conditions are waived by Buyer or cured (and, consequently, such Portfolio Site becomes an Assignable Site); or (ii) such Portfolio Site becomes an Excluded Site in accordance with the APA:

1.1

Site Lessor Authorization. There is an Authorization that must be obtained (and has not been obtained) from the Site Lessor for such Portfolio for (A) Seller to contribute, convey, assign, transfer or deliver the Site Lease for such Portfolio Site to Buyer; or (B) Buyer to rent the Seller Collocation Space to Seller pursuant to the MLA. For the avoidance of doubt, the Parties agree that any Authorization that is a notice to a Site Lessor (and not a consent from the Site Lessor) will not form the basis of an Exception, but such notices will be subject to the last sentence of Section 4.2(a) of the APA.

1.2

Enforceable Site Lease. The Site Lease for such Portfolio Site is not a valid, binding and enforceable agreement (whether by written agreement or the operation of law), subject to the effect of Bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity.

1.3

No Default Under Site Lease. Seller is in default, in any material respect, under any term of the applicable Site Lease and Seller has received actual or constructive notice of the existence of any event which, with the passage of time or the giving of notice or both, would constitute a material default by Seller under the Site Lease.

1.4	Non-Compliant Site. The Portfolio Site is a Non-Compliant Site.

1.5	Taken Site. The Portfolio Site is a Taken Site.

1.6	Casualty Site. The Portfolio Site is a Casualty Site.

1.7	Environmental Site. The Portfolio Site has a material Environmental Condition.

Schedule 11.4

Notice Parties

If to Seller or its Affiliates:

Empresa de Telecomunicaciones Nuevatel PCS de Bolivia S.A.
Calle Capitan Ravelo 2289
Edificio Multicentro Torre C
La Paz – Bolivia
Attn: Leonardo Saunero
Email: Leonardo.Saunero@nuevatel.com

and

Trilogy International Partners LLC
155 108th Ave NE, Suite 400
Bellevue WA 98004
Attention: Scott Morris
Email: scott.morris@trilogy-international.com

with copies not constituting notice to:

Lape Mansfield Nakasian + Gibson, LLC
9980 Brewster Lane, Suite 150
Powell, OH 43065
Attention: Rick J. Gibson
E-mail address: rjgibson@lmng-law.com

If to Buyer or its Affiliates to:

Ferrere Abogados
Attn: Michelle Brea
Edf. Ambassador Business Center
Piso 18, Av. San Martin No 155
Equipetrol, Santa Cruz, Bolivia
E-Mail Address: mbrea@phoenixintnl.com

with a copy to:

Phoenix Tower International
999 Yamato Road, Suite 100
Boca Raton, FL 33431
Attention of: Mr. Dagan Kasavana
Telecopier No.: 561-257-0558
E-Mail Address: dkasavana@phoenixintl.com

with a copy to (which shall not constitute notice to Purchaser):

Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
Attention: Sarah Camougis
Telecopier No: 617-502-5025
E-Mail Address: scamougis@choate.com

Exhibit A

Form of MLA

[Omitted]

Exhibit B

Form of Management Agreement

[Omitted]

Exhibit C

Form of Transition Services Agreement

[Omitted]

Exhibit D-1

Form of Consent Agreement

[Omitted]

Exhibit D-2

Form of Notice

[Omitted]

Exhibit E

Form of Transfer Agreement

[Omitted]

Exhibit F

Form of Deed

[Omitted]